UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2015

Commission File Number:  001-34477

FINCERA INC.

(Translation of registrant’s name into English)

27/F, Kai Yuan Center, No. 5, East Main Street Shijiazhuang, Hebei

People’s Republic of China
(Address of Principal Executive
Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-170786) OF FINCERA INC. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

FORWARD-LOOKING STATEMENTS

This Report of Foreign Private Issuer on Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or the future financial performance of Fincera Inc. (the “Company”). The Company has attempted to identify forward-looking statements by terminology including “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “intends”, “may”, “plans”, “potential”, “predict”, “should” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. The information in this Report on Form 6-K is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, levels of activity, performance or achievements. The Company’s expectations are as of the date this Form 6-K is filed, and the Company does not intend to update any of the forward-looking statements after the date this Report on Form 6-K is filed to confirm these statements to actual results, unless required by law.

The forward-looking statements included in this Form 6-K are subject to risks, uncertainties and assumptions about our businesses and business environments. These statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results of our operations may differ materially from information contained in the forward-looking statements as a result of risk factors some of which include, among other things: continued compliance with government regulations; changing legislation or regulatory environments; requirements or changes affecting the businesses in which the Company is engaged; industry trends, including factors affecting supply and demand; labor and personnel relations; credit risks affecting the Company's revenue and profitability; changes in the commercial vehicle industry; the Company’s ability to effectively manage its growth, including implementing effective controls and procedures and attracting and retaining key management and personnel; changing interpretations of generally accepted accounting principles; general economic conditions; and other relevant risks detailed in the Company’s filings with the Securities and Exchange Commission.

Results of Operations and Financial Condition.

Following this page are the condensed consolidated balance sheets as of September 30, 2015 and December 31, 2014 and the condensed statements of operations and comprehensive income (loss) and cash flows for the three and nine month periods ended September 30, 2015 and 2014 of the Company.

FINCERA INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands except share and per share data)

	September 30,	December 31,
	2015	2014
	(unaudited)
ASSETS
Current assets
Cash and cash equivalents	$156,000	$26,027
Restricted cash	160	988
Accounts receivable, net of provision for doubtful debts of $36,396 and $29,074 as of September 30, 2015 and December 31, 2014, respectively	52,584	28,915
Inventories	5,592	4,746
Deposits for inventories	894	—
Prepaid expenses and other current assets	5,079	5,520
Prepaid expenses, related parties	24	50
Loans receivable, net	227,096	19,105
Other financing receivables, net	161,031	29,401
Other financing receivables, net, related party	—	782
Short-term net investment in sales-type leases	16,561	56,975
Current maturities of long-term net investment in direct financing and sales-type leases, net of provision for doubtful accounts of nil and $22 as of September 30, 2015 and December 31, 2014,respectively	111,657	285,983
Deferred income tax assets	11,410	8,751
Total current assets	748,088	467,243

Noncurrent assets
Property, equipment and leasehold improvements, net	74,990	80,152
Deferred income tax assets	6,191	6,080
Long-term net investment in direct financing and sales-type leases, net of current maturities	8,550	59,170

Total assets	$837,819	$612,645

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Short-term borrowings (including short-term borrowings of the consolidated variable interest entities (“VIEs”) without recourse to Fincera of $78,600 and $138,912 as of September 30, 2015 and December 31, 2014, respectively)	$94,320	$155,342
Note financing payables	131,111	—
Note financing payables, related parties	2,801	—
Short-term bonds payable	99,580	—
Long-term borrowings, current portion	14,148	2,451
Long-term payables, current portion	—	899
Accounts payable (including accounts payable of the consolidated VIEs without recourse to Fincera of $341 and $384 as of September 30, 2015 and December 31, 2014, respectively)	23,630	5,692
Accounts payable, related parties (including accounts payable, related parties of the consolidated VIEs without recourse to Fincera of $140,030 and $106,525 as of September 30, 2015 and December 31, 2014, respectively)	140,464	108,211
Other payables and accrued liabilities (including other payables and accrued liabilities of the consolidated VIEs without recourse to Fincera of $13,532 and $13,206 as of September 30, 2015 and December 31, 2014, respectively)	40,383	20,121
Due to affiliates (including due to affiliates of the consolidated VIEs without recourse to Fincera of $1,053 and $1,002 as of September 30, 2015 and December 31, 2014, respectively)	19,758	25,644
Customer deposits (including customer deposits of the consolidated VIEs without recourse to Fincera of $2,826 and $460 as of September 30, 2015 and December 31, 2014, respectively)	7,821	4,912
Income tax payable (including income tax payable of the consolidated VIEs without recourse to Fincera of $848 and $1,508 as of September 30, 2015 and December 31, 2014, respectively)	2,032	2,511

FINCERA INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS - Continued

(in thousands except share and per share data)

	September 30,	December 31,
	2015	2014
	(unaudited)
Total current liabilities	576,048	325,783

Noncurrent liabilities
Long-term borrowings	—	14,708
Long-term payables (including long-term payables of the consolidated VIEs without recourse to Fincera of $3,859 and $9,102 as of September 30, 2015 and December 31, 2014, respectively)	3,859	9,102

Total liabilities	579,907	349,593

Commitments and Contingencies (Note 17)	—	—

Stockholders’ equity
Preferred shares, $0.001 par value authorized - 1,000,000 shares; issued - none	—	—
Ordinary shares - $0.001 par value authorized – 1,000,000,000 shares; issued and outstanding – 23,549,644 shares at September 30, 2015 issued and outstanding – 23,549,644 shares at December 31, 2014	24	24
Additional paid-in capital	329,013	328,884
Statutory reserves	26,222	26,222
Accumulated losses	(117,716)	(122,718)
Accumulated other comprehensive income	20,369	30,640
Total stockholders’ equity	257,912	263,052

Total liabilities and stockholders’ equity	$837,819	$612,645

The accompanying notes are an integral part of these condensed consolidated financial statements.

FINCERA INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENT OF (LOSS) INCOME AND COMPREHENSIVE (LOSS) INCOME (Unaudited)

(in thousands except share and per share data)

	Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014

Revenues
Commercial vehicles	$7,560	$159,795	$115,076	$533,430
Finance	9,189	14,572	31,916	41,234
Insurance and service	11,013	3,730	24,005	13,669
Property lease and management	2,486	1,575	6,977	2,977

Total revenues	30,248	179,672	177,974	591,310

Cost of sales
Commercial vehicles	—	14,010	4,038	32,096
Commercial vehicles, related parties	6,617	143,189	108,096	489,825
Insurance and service	869	433	1,166	1,702
Property lease and management	673	674	1,799	1,919

Total cost of sales	8,159	158,306	115,099	525,542

Gross profit	22,089	21,366	62,875	65,768

Operating (income) expenses
Selling and marketing	2,849	2,599	8,304	8,026
General and administrative	15,402	11,227	39,917	35,833
Litigation expense	—	—	—	4,350
Interest expense	5,745	3,034	13,703	8,830
Interest expense, related parties	2,564	3,505	5,510	8,154
Other income, net	(2,979)	(3,429)	(11,265)	(8,376)
Total operating expenses	23,581	16,936	56,169	56,817

(Loss) income from operations	(1,492)	4,430	6,706	8,951

Other income
Interest income	256	55	298	127
Other income	256	55	298	127

(Loss) income before income taxes	(1,236)	4,485	7,004	9,078

Income tax (benefit) provision	(560)	1,508	2,002	4,301

Net (loss) income	(676)	2,977	5,002	4,777

Foreign currency translation adjustment	(10,531)	14	(10,271)	(2,656)

Comprehensive (loss) income	$(11,207)	$2,991	$(5,269)	$2,121

FINCERA INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENT OF (LOSS) INCOME AND COMPREHENSIVE (LOSS) INCOME (Unaudited) - Continued

(in thousands except share and per share data)

	Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014

(Loss) earnings per share
Basic	$(0.03)	$0.13	$0.21	$0.20
Diluted	$(0.03)	$0.13	$0.21	$0.20

Weighted average shares outstanding
Basic	23,549,644	23,549,644	23,549,644	23,548,933
Diluted	24,012,958	23,703,997	24,046,939	23,787,245

The accompanying notes are an integral part of these condensed consolidated financial statements.

FINCERA INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

(in thousands)

	Nine Months Ended September 30,
	2015	2014

Net cash (used in) operating activities	$(75,433)	$(57,947)

Cash flow from investing activities:
Purchase of property, equipment and leasehold improvements	(1,814)	(6,645)

Net cash (used in) investing activities	(1,814)	(6,645)

Cash flow from financing activities:
Proceeds from borrowings and note financing payable	448,124	186,944
Repayments of borrowings and note financing payable	(267,862)	(183,853)
Proceeds from affiliates	48,701	51,464
Repayment to affiliates	(53,764)	(75,777)
Increase in accounts payable, related parties	113,606	489,825
Repayment to accounts payable, related parties	(76,256)	(414,050)

Net cash provided by financing activities	212,549	54,553

Net cash provided by (used in) operating, investing and financing activities	135,302	(10,039)

Effect of foreign currency translation on cash and cash equivalents	(5,329)	(638)

Net increase (decrease) in cash and cash equivalents	129,973	(10,677)

Cash and cash equivalents, beginning of the period	26,027	31,370

Cash and cash equivalents, end of the period	$156,000	$20,693

Supplemental disclosure of cash flow information:
Interest paid	$16,829	$11,419
Income taxes paid	$5,250	$7,990

The accompanying notes are an integral part of these condensed consolidated financial statements.

FINCERA INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

NOTE 1 – BACKGROUND

Fincera Inc. (the “Company” or “Fincera”), formerly known as AutoChina International Ltd., is a holding company whose only business operations are conducted through its wholly owned subsidiary, AutoChina Group Inc. (“ACG”). ACG’s operations consist of 1) Internet-based business in the commercial vehicle industry, 2) commercial vehicle sales, leasing and support business, 3) insurance agency, and 4) property lease and management business. All the business is conducted in the People’s Republic of China (the “PRC” or “China”). As of August 2015, the Company has begun to wind down its commercial vehicle sales, leasing and support business. In November 2014 the Company launched a new internet-based business segment. The Company plans to continue collecting and servicing existing commercial vehicle leases until the individual leases terminate.

Internet-based business

From February 2012 to April 2015, the Company, through its VIEs and direct holdings, established a series of subsidiaries, including Beijing One Auto Technology, Lian Sheng Investment Co. (“Lian Sheng Investment”), Dian Fu Bao Investments Limited, Easy Technology Limited, Chuang Jin World Investment Limited (“Chuang Jin World”), Hebei Remittance Guarantee Limited (“Hebei Remittance”), Shenzhen Kaiyuan Financial Services, and Shenzhen Kaiyuan Inclusive Financial Services. All of these subsidiaries were established to facilitate the Internet-based operations including a new peer-to-peer lending platform called CeraVest and an electronic payments platform for the transportation industry called CeraPay.

In November 2013 and February 2014, the Company established two wholly-owned subsidiaries called Top Auto International Inc. (“Top Auto”) and First Auto Limited (“First Auto”), which are expected to eventually hold the Company’s Internet-based businesses.

CeraVest, launched at the end of 2014, is a proprietary peer-to-peer (“P2P”) lending platform, through which the Company offers small and medium sized businesses (“SMBs”) short-term, 6-month financing at competitive interest rates. These loans are funded through CeraVest investors, who can invest in notes through the CeraVest platform, and by the Company for the unfunded portion. Due to regulatory restrictions under PRC law, the SMBs assign certain individuals to apply for the loans through the platform by signing a borrowing agreement and service agreement, which state that the ownership of the debt may be transferred to CeraVest investors at the Company's will during the six-month loan period and that the interest is established at approximately 8.6% per annum. The loan is guaranteed by the SMBs and 9% of the loan is remitted to the Company as a loan deposit.

The debt is transferred, partly or in full, to CeraVest investors through a transfer agreement at a quoted rate of return of approximately 8.6% per annum and the lending period is also six months.

In September 2015, the Company launched a flexible term investment product called CeraVest Flex in order to give investors more flexibility with respect to the term of their investment, as opposed to the fixed 6-month term of the regular CeraVest product. CeraVest Flex is designed to offer customers the flexibility to add or withdraw funds as they please. It transfers the underlying notes, which are CeraPay receivables, to investors through a transfer agreement at a quoted rate of return of approximately 8.03% per annum. The transferred notes have no specific lending period or maturity date. The investors, once they have purchased these notes, are free to add to or withdraw their investment at any time. The rate of return is fixed regardless of the holding period. The Company adjusts the size of the underlying pool of CeraPay receivables according to the total amount of investment in CeraVest Flex. All of the foregoing is reflected in the applicable transfer agreement.

No clauses in the transfer agreement require the Company to repurchase any default loans. However, the Company voluntarily commits to assist the investors to eliminate their investment risks, and retain the principal and the stated interest. All investments received are secured by the same amount of the counterpart loans receivables and other financing receivables the Company is due from the borrowers and the CeraPay users, respectively.

CeraPay is an electronic payments platform that operates on the Company’s proprietary closed-loop network. Having features similar to a credit card, CeraPay is free for users to use as long as any outstanding balances are paid in full each month. The Company charges transaction fees to merchants in the network. CeraPay users must pass through an application process and provide guarantees and collateral such as a commercial vehicle, security deposit or real estate before they can be accepted and assigned with a credit line.

Commercial vehicle sales, leasing and support business

Through the Company’s wholly owned subsidiary, Hebei Chuanglian Finance Leasing Co., Ltd. (“Chuanglian”), the Company executed a series of contractual arrangements with Hebei Shijie Kaiyuan Logistics Co., Ltd. (“Kaiyuan Logistics”) and Shijie Kaiyuan Auto Trade Co., Ltd. (“Kaiyuan Auto Trade”) Hebei Xuhua Trading Co., Ltd. (“Xuhua Trading”) (collectively referred to as the “Auto Kaiyuan Companies”) and their shareholder (the “Enterprise Agreements”). Pursuant to the Enterprise Agreements, the Company had exclusive rights to obtain the economic benefits and assume the business risks of the Auto Kaiyuan Companies from their shareholder and generally had control of the Auto Kaiyuan Companies. The Auto Kaiyuan Companies were considered variable interest entities (“VIEs”) and the Company was the primary beneficiary.

Through the Auto Kaiyuan Companies, the Company owns a store branch network in different regions of China to provide commercial vehicle-related services including leasing services, general support services, licensing and permit services, insurance services and registration services, to its lessee. As of September 30, 2015, the Company has 553 stores in 26 provinces or provincial-level regions.

The Company leased commercial vehicles through its subsidiaries, Chuanglian and Ganglian (the “Lessor”), which purchased the commercial vehicles from Kaiyuan Auto Trade and Xuhua Trading, then leased the commercial vehicles to the customer lessees. The Lessor, the relevant local center and customer lessee entered into a Lease and Management Agreement governing each commercial vehicle purchase. Under the Lease and Management Agreements, the parties agreed that: (1) the local center would hold title to the commercial vehicle for the benefit of the Lessor for the term of the lease and will provide services to the lessee including maintaining the vehicle legal records (registration, tax invoices, etc.), assisting the end user in performing annual inspections, renewing the vehicle’s license, purchasing insurance, and making insurance claims; (2) the lessee would be responsible for the costs associated with the lease of the commercial vehicle and with the maintenance and administrative services contracted out by the local center; and (3) upon the completion of the lease and payment in full by the lessee of all fees, the local center transfers title to the vehicle to the lessee upon the lessee’s request.

The peer store commercial vehicle business was similar to the Company’s normal commercial vehicle sales and other support business, except that the leasing period is within 1 year and with a higher portion of down payment.

Insurance agency business

In October 2011, the Company established an insurance agency company, Shijie Kaiyuan Insurance Agency Co., Ltd (“Kaiyuan Insurance”) to act as a direct insurance agent across China. The China Insurance Regulatory Commission has authorized Kaiyuan Insurance to act as a broker for all types of insurance, including commercial vehicle insurance. Kaiyuan Insurance commenced its insurance operations in December 2011.

The Company launched its own insurance agency business in December 2011 and signed agreements with four major insurance companies in China to sell insurance: China United Property Insurance Company Limited, Sinosafe General Insurance Co. Ltd. (Hua An Insurance), Ping An Insurance (Group) Company of China, Ltd., and China Life Property and Casualty Insurance Company Limited. Fincera’s 553 store locations are each licensed to sell insurance from these carrier partners.

Property lease and management business

On August 30, 2012, the Company’s independent directors approved, and the Company entered into, an equity transfer agreement through its wholly owned subsidiary, ACG, to purchase 100% of the equity of Heat Planet Holdings Limited (“Heat Planet”) and its subsidiaries, whose primary asset consists of 23 floors, or over 60,000 square meters, of newly constructed office space in the Kai Yuan Center building (the “Real Estate Asset”). Heat Planet was controlled by the Company’s Chairman and Chief Executive Officer, Mr. Yong Hui Li (“Mr. Li”). The total transaction value of approximately RMB1 billion ($159.3 million) was negotiated and approved by the Company’s Audit Committee and equals the appraisal value that was determined by a third party appraisal of the Real Estate Asset. Located at 5 East Main Street in Shijiazhuang, where the Company is currently based, the 245-meter tall Kai Yuan Center is the tallest building in Shijiazhuang and Hebei Province and is also occupied by a Hilton Worldwide-operated, five-star hotel. The building was completed in April 2013, and Fincera moved its headquarters to the new Kai Yuan Center, which serves as the control center for the Company’s operations throughout China. The Company does not occupy the entire office space purchased, and has been leasing out the unoccupied space, the proceeds from which are reported as rental income.

Heat Planet’s equity was purchased for approximately $56.4 million. In connection with the acquisition, the Company assumed approximately $102.9 million in debt, resulting in a total transaction value of approximately $159.3 million. The $56.4 million purchase price was payable within six months of occupation of the Real Estate Asset, and any unpaid amounts after such six months have begun to accrue interest at the one-year rate announced by the People’s Bank of China (4.60% as of September 30, 2015).

In June 2013, the Company established a new wholly-owned subsidiary called Hebei Ruiliang Property Services.

The following financial statement amounts and balances of the VIEs were included in the accompanying condensed consolidated financial statements as of September 30, 2015 and December 31, 2014 and for the nine months ended September 30, 2015 and 2014 (in thousands):

	September 30,	December 31,
	2015	2014
	(unaudited)

Total assets	$412,862	$458,794
Total liabilities	241,088	271,099

	Nine months ended
	September 30,
	2015	2014
	(unaudited)	(unaudited)

Revenues	$18,033	$33,676
Net income (loss)	(2,008)	(8,266)

NOTE 2 – BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Unaudited Interim Financial Information

The accompanying unaudited condensed consolidated financial statements have been prepared by the Company pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”) and generally accepted accounting principles in the United States (“U.S. GAAP”) for interim financial reporting. The information furnished herein reflects all adjustments (consisting of normal recurring accruals and adjustments) which are, in the opinion of management, necessary to fairly state the operating results for the respective periods. Certain information and footnote disclosures normally present in annual consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been omitted pursuant to such rules and regulations. These unaudited condensed consolidated financial statements should be read in conjunction with the financial statements and footnotes thereto, included in the Company’s 2014 Annual Report filed with the SEC on April 30, 2015. The interim results of operations are not necessarily indicative of the results to be expected for the full fiscal year or any future periods.

Principles of Consolidation

The condensed consolidated financial statements include the financial statements of the Company, its subsidiaries and VIEs. All significant inter-company balances and transactions have been eliminated in consolidation.

Reclassification

The Company has reclassified certain comparative balances in the consolidated financial statements for 2014 to conform to current year’s presentation. The principal reclassification is related to the separate presentation of loans receivable, net, which was previously included in the other financing receivable, net. The reclassification provides more transparent and comprehensive information on the new CeraVest operation and provides more consistent disclosure with the counterpart note financing payable. The reclassification did not have an impact on the reported total assets, liabilities, and stockholders’ equity.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. The most significant estimates and related assumptions include the assessment of the provision for doubtful accounts, the assessment of the impairment of tangible long-lived assets, the assessment of the valuation allowance on deferred tax assets and the assessment of the fair value of the commercial vehicles which is used in determining revenue recognition by reference to the retail market price. Actual results could differ from these estimates.

Currency Reporting

The Company uses U.S. dollars as its functional currency. The Company’s operations in China and Hong Kong use the local currencies - Renminbi (“RMB”) and Hong Kong dollar (“HKD”) as its functional currencies whereas amounts reported in the accompanying unaudited condensed consolidated financial statements and disclosures are stated in U.S. dollars, the reporting currency of the Company, unless stated otherwise. As such, the consolidated balance sheets of the Company have been translated into U.S. dollars at the current rates listed by the People’s Bank of China as of September 30, 2015 and December 31, 2014 and the consolidated statements of income and comprehensive income for the three months ended September 30, 2015 and 2014 have been translated into U.S. dollars at the average rates during the periods the transactions were recognized. The resulting translation adjustments are recorded as other comprehensive (loss) income. The following are the exchange rates used by the Company as of September 30, 2015 and December 31, 2014, and for the nine months ended September 30, 2015 and 2014.

December 31, 2014
Exchange rates as of the date specified	6.1190:1 RMB to USD
7.7567:1 HKD to USD

Average exchange rates for the years ended	6.1443:1 RMB to USD
7.7556:1 HKD to USD

	September 30, 2015	September 30, 2014
Exchange rates as of the date specified	6.3613:1 RMB to USD	6.1525:1 RMB to USD
	7.7500:1 HKD to USD	7.7638:1 HKD to USD

Average exchange rates for the nine-months ended	6.1689:1 RMB to USD	6.1462:1 RMB to USD
	7.7527:1 HKD to USD	7.7555:1 HKD to USD

Cash and Cash Equivalents

For purposes of the consolidated statements of cash flows, cash equivalents include all highly liquid debt instruments with original maturities of three months or less which are not securing any corporate obligations. As of September 30, 2015 and December 31, 2014, the majority of cash, including restricted cash, was in RMB on deposit in PRC financial institutions under the Company’s PRC VIEs and subsidiaries, which the management believes are of high credit quality. Cash remittance in or out of the PRC are subject to the PRC foreign exchange control regulations pursuant to which PRC government approval is required for the Company to receive funds from or distribute funds outside the PRC.

Restricted Cash

As of September 30, 2015 and December 31, 2014, the restricted cash was $160,000 and $988,000, respectively, which was guarantee deposits required by the China Insurance Regulatory Commission (“CIRC”) in order to protect insurance premium appropriation by insurance agency and security deposits under the CITIC financing arrangement.

Long-Term Net Investment in Direct Financing and Sales-Type Leases

Long-term net investment in direct financing and sales-type leases are stated at the amount the Company expects to collect from its commercial vehicle leasing customers (individuals) and represent commercial vehicle leases that the Company originates directly through its own store network. These leases have an average length of 26 months and are secured by the commercial vehicle with GPS device tracing.

Short-term Net Investment in Sales-Type Leases and Other Financing Receivables

Short-term net investment in sales-type leases is for commercial vehicle leases provided to peer stores, with terms within 1 year. Such financing is guaranteed by the peer store’s legal representative and is stated at the amount the Company expects to collect.

Other financing receivables represent financing provided to registrant customers on the CeraPay platform, usually with a term of 30 days.

Loans receivable

Loans receivable represent loans provided to small and medium sized businesses (“SMBs”) through the CeraVest platform with a six-month term and an interest rate of 8.6% per annum. The SMBs are expected to repay the principal and interest to the Company in lump-sum at the maturity of the loan,

Accounts Receivable

Accounts receivable represents the following: i) the amount the Company expects to collect from the value added services, such as the tires, fuel and insurance financing services with the term of one to three months; ii) commissions the Company expects to collect from insurance institutions for referring its customers to buy auto insurance; iii) the reclassified past due monthly installments from long-term net investment in direct financing and sales-type leases, and short-term net investment in sales-type leases; iv) the overdue receivable from CeraPay, which are reclassified from other financing receivables; and v) the overdue receivable from CeraVest, which are reclassified from loans receivable.

Provision for doubtful accounts

The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments.

The Company evaluates, on an individual basis, the collectability of its long-term net investment in direct financing and sales-type leases based on a combination of factors, including customer credit-worthiness, residual value of the commercial vehicles under lease and historical collection experience. Management reviews the receivable and adjusts the allowance based on historical experience, financial condition of the customer and other relevant current economic factors. The allowances were deducted from accounts receivable on an individual basis, and the portion in excess of accounts receivable were then deducted from the long-term net investment in direct financing and sales-type leases.

For short-term net investment in sales-type leases and other financing receivables arising from transactions with peer stores, the Company provides a general provision based on 1.5% of the ending balances. Certain various percentages of allowance are further provided when the monthly installments default, according to the aging of such defaults. Such allowances are deducted from accounts receivable, short-term net investment in sales-type leases and other financing receivables, respectively.

For loans receivables, arising from loans provided through the CeraVest platform to SMBs, the Company provides a general provision of 1% of the ending balance. For overdue receivables from CeraVest, which arise when the SMBs are unable to pay the loans at maturity and the loans are at default, the Company provides a provision based on the agings of the overdue balances. Based on the agings schedule, a larger provision is taken the more overdue a balance is. Ultimately, if a CeraVest receivable is 12 or more months overdue, the entire amount of the receivable is included in the provision.

Overdue receivables from CeraPay result when CeraPay users do not fully repay any outstanding amounts by the end of their monthly billing cycle. For CeraPay receivables that are overdue less than one month, the Company provides a general provision based on 5.0% of the overdue balances. The Company increases the provision by 5.0% for each additional month that a balance is overdue.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of accounts receivable from sales of commercial vehicles and, investment in direct financing and sales-type leases and other financing receivables. Credit risk concentration with respect to accounts receivables and, investments in leases and other financing receivables is reduced because a large number of diverse customers over a wide geographic area make up the Company’s customer base.

Inventories

Inventories are stated at the lower of cost or market. The Company uses the specific identification method to value commercial vehicles and the first-in, first-out method (“FIFO”) to account for parts inventories.  A reserve of specific inventory units and parts inventories is maintained where the cost exceeds the estimated net realizable value.

Property, Equipment, Leasehold Improvements and Construction in progress

Property and equipment are recorded at cost and depreciated using the straight-line method over their estimated useful lives. All depreciation is included in operating expenses on the accompanying unaudited condensed consolidated statements of income and comprehensive (loss) income. Leasehold improvements are capitalized and amortized over the lesser of the life of the lease or the useful life of the related asset.

The estimated useful lives of property, equipment and leasehold improvements are as follows:

Useful life
Buildings	40 years
Equipment	5 - 10 years
Furniture and fixtures	5 - 10 years
Company automobiles	3 - 5 years
Leasehold improvements	Shorter of the remaining lease terms and estimated useful lives

Expenditures for major additions or improvements that extend the useful lives of assets are capitalized. Minor replacements, maintenance and repairs that do not improve or extend the lives of such assets are expensed as incurred.

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Company assesses the recoverability of the long-lived assets by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition where the fair value is lower than the carrying value, measurement of an impairment loss is recognized in the statements of operations and comprehensive income (loss) for the difference between the fair value, using the expected future discounted cash flows, and the carrying value of the assets. No impairment of long-lived assets was recognized for the periods presented.

Note financing payables

Note financing payables represent amounts received from investors through the CeraVest platform for the purchases of 1) interest-bearing notes that corresponds to CeraVest loans receivables, having a maturity period of six months from the initial purchase and an interest rate of approximately 8.6% per annum with the principal and interest paid to the investors on the maturity date. These notes are repaid on demand; and 2) CeraVest Flex interest-bearing notes that have no maturity period nor required holding period, with an interest rate of approximately 8.03% per annum.

The transfer of financial assets originating from the CeraVest platform to investors does not meet the criteria of a sale of financial assets because the Company believes it still has continuing involvement and maintains effective control of the financial assets. Accordingly, the proceeds received from the investors under the financing agreement are accounted for as secured borrowings called note financing payables.

Short-term bonds payable

Short-term bonds payable represent securitized bonds sold to qualified investors pursuant to China Securities Regulatory Commission (CSRC) 2014 announcement No. 49 regarding asset securitizations. Pursuant to this announcement, as of September 30, 2015 the Company securitized approximately $99.6 million of sales-type leases, which were sold to qualified investors. The bonds bear interest at rates from 6.8% to 7.9% per annum, have maturities within 1 year and bear credit ratings of AA to AAA. The bonds are tradable on the Shanghai Stock Exchange Integrated Electronic Platform for Fixed-income Securities. The bonds are issued at par with the bond rate equivalent to the market rate and are guaranteed by Mr. Li. The Company expects to repay the bonds during the first half of 2016.

Fair Value of Financial Instruments

Financial instruments consist primarily of cash and cash equivalents, restricted cash, accounts receivable, inventories, prepaid expenses, other financing receivables, loans receivable, short-term net investment in sales-type leases, current maturity of net investment in direct financing and sales-type leases, accounts payable, due to affiliates, short-term borrowings, note financing payables, other payables and accrued liabilities, customer deposits, short-term bonds payable and long-term borrowings. The carrying amounts of the short-term financial instruments at September 30, 2015 and December 31, 2014 approximated their fair values because of their short maturities or existence of variable interest rates, which reflect current market rates. For long-term financial instruments, the carrying amount approximates its fair value since the interest rates applied to determine the carrying amount is close to the market interest rates for similar types of long-term instruments. When available, the Company measures the fair value of financial instruments based on quoted market prices in active markets, valuation techniques that use observable market-based inputs or unobservable inputs that are corroborated by market data. Pricing information that the Company obtains from third parties is internally validated for reasonableness prior to use in the consolidated financial statements. When observable market prices are not readily available, the Company generally estimates fair value using valuation techniques that rely on alternate market data or inputs that are generally less readily observable from objective sources and are estimated based on pertinent information available at the time of the applicable reporting periods. In certain cases, fair values are not subject to precise quantification or verification and may fluctuate as economic and market factors vary and the Company’s evaluation of those factors changes. Although the Company uses its best judgment in estimating the fair value of these financial instruments, there are inherent limitations in any estimation technique. In these cases, a minor change in an assumption could result in a significant change in its estimate of fair value, thereby increasing or decreasing the amounts of the Company’s consolidated assets, liabilities, equity and net income or loss.

A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Three levels of inputs are used to measure fair value:

Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

Comprehensive Income (Loss)

U.S. GAAP generally requires that recognized revenue, expenses, gains and losses be included in net income or loss. Although certain changes in assets and liabilities are reported as separate components of the equity section of the consolidated balance sheet, such items, along with net income, are components of comprehensive income or loss. The components of other comprehensive income or loss consist solely of foreign currency translation adjustments.

Commitments and Contingencies

In the normal course of business, the Company is subject to contingencies, including legal proceedings and claims arising out of the business that relate to a wide range of matters, including among others, product liability and guarantees provided to CITIC Bank for the financing arrangement. The Company recognizes a liability for such contingency if it determines it is probable that a loss has occurred and a reasonable estimate of the loss can be made. The Company may consider many factors in making these assessments including historical and the specific facts and circumstances of each matter.

Revenue Recognition

Commercial vehicles

The Company recognizes its long-term commercial vehicle lease financing arrangement, as well as the short-term commercial vehicle leases under the peer stores business and financing arrangement with China CITIC Bank, as sales-type leases.  For new commercial vehicles financed by the Company, the Company recognizes revenue when the following conditions are met: (a) when the lease contract is signed, (b) when the customer has taken possession of the vehicle, and (c) if the collectability of owed amounts are reasonably assured. The Company recognizes revenue using the fair value of the commercial vehicles by reference to the retail market price of the vehicles. The Company also records the sale of the GPS tracking unit sold to the lessee upon the transfer of the title and delivery of the product. These revenues are recorded as “Commercial Vehicles”.

Finance

The Company recognizes its second-hand vehicle lease financing arrangement as a direct financing lease because it does not give rise to dealer’s profit or loss to the Company. Under the second-hand vehicle lease financing program, the Company holds the title of the new or used vehicle and then transfers title to the customer at the end of the lease term. The excess of aggregate lease rentals over the acquisition cost of the leased second-hand vehicle constitutes unearned lease income to be taken into income over the lease term by using the effective interest method.

A membership fee is charged to all lessees for the privilege of utilizing the Company’s store branch network for certain services, which include general support services, licensing and permit services, insurance services and registration services. The membership fee is charged and collected by the Company when a direct financing and sales-type lease is signed. The Company records the amount as a deduction of minimum lease payment receivable. Revenue from our membership fee is deferred and recognized ratably over the term of the direct financing and sales-type lease. The difference between the gross investment in the lease and the fair value of the commercial vehicles is recorded as unearned income and amortized based on the effective interest rate method over the lease term. Management servicing fees are recognized when services are rendered.

With respect to the value added services (tires, fuel, insurance financing services), the Company provides one to three months of revolving credit facilities to eligible customers, from which tires, fuel and insurance services that is charged and collected at the beginning of the financing period is deferred and recognized ratably based on the effective interest rate method over the term of the financing period.

For financing provided to peer stores for the insurance and taxes related to the purchase of a new commercial vehicle, the Company charges peer stores an up-front service fee which is collected at the beginning of the financing period and is deferred and recognized ratably based on the effective interest rate method over the term of the financing period.

The Company recognizes interest income on CeraVest loans based on the effective interest rate method over the term of the financing period.

Interest from direct financing and sales-type leases, the membership fee amortization, management servicing fee, interest from value added services, service fee for the financing of the insurance and taxes under the peer stores business and interest on CeraVest loans are recorded as “Finance”.

Recognition of income is suspended and a lease/receivable is placed on non-accrual status when management determines that collection of future income is not probable. Accrual is resumed, and previously suspended income is recognized, when the lease/receivable becomes contractually current and/or collection doubts are removed. Cash receipts on impaired leases/receivable are recorded against the net investment/receivable and then to any unrecognized income.

Insurance and service

The “Insurance and service” revenue is comprised of 1) the commissions and agency income the Company receives from insurance institutions for referring its customers to buy auto insurance, which is recorded when the insurance contract is signed and the insurance premium is paid to the insurance company; 2) the 1% origination fee the Company charges for CeraVest loans; 3) the 2% transactions fees charged on the CeraPay merchants; and 4) the penalty income generated from the lessees and CeraPay users for late payment, which is recognized when the payment is overdue and the collectability is reasonably assured.

Property lease and management

Minimum contractual rental income related to office leases are recognized on a straight-line basis over the terms of the respective leases. Straight-line rental revenue commences when the customer assumes control of the leased premises. In accordance with the Company's standard lease terms, rental payments are generally due on a monthly basis. Deferred rent receivable represents the cumulative difference between rental revenue as recorded on a straight-line basis and rents received from the tenants. As of September 30, 2015, about $2.5 million deferred rent receivable was recorded. Tenant recovery revenue includes payments from tenants as reimbursements for management fees and utilities, etc., which are recognized when the related expenses are incurred. Rental from office lease and tenant recovery revenue together were recorded as “Property lease and management.”

Cost of Sales

Cost of sales from commercial vehicles consists of the purchase price of the leased vehicle plus the direct labor and other costs of the operations.

Cost of sales from insurance and service consists of insurance commissions plus the direct labor and other costs of the operations.

Cost of sales for property lease and management consists of renovation costs, depreciation for the leased out portion of the Kai Yuan Center, real estate taxes and salaries for customer service and maintenance personnel.

Advertising and Publicity

The Company expenses advertising costs as incurred. Advertising expenses totaled approximately $386,000 and $280,000 for the nine months ended September 30, 2015 and 2014, respectively, and $118,000 and $81,000 for the three months ended September 30, 2015 and 2014, respectively, and are included in selling and marketing expense in the accompanying consolidated statements of operation.

Value added Tax and Business Tax

In the PRC, value added tax (the “VAT”) of 17% on invoice amount is collected in respect of the sales of goods on behalf of tax authorities. The VAT collected is not revenue of the Company; instead, the amount is recorded as a liability on the balance sheet until such VAT is paid to the authorities.

The Company’s PRC subsidiaries are also subject to business tax of 5% for their revenues from membership fee, interest from sales-type leases, management servicing fee, commission fee, interest from CeraVest loans, transaction fees charged on CeraPay and revenues from tires, fuel and insurance financing services, which are recognized after net off business tax. The office leasing segment is also subject to business tax of 5% on rental income.

Segment Reporting

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief executive officer, in deciding how to allocate resources and assessing performance. All of the Company’s sales are generated in the PRC and substantially all of the Company’s assets are located in the PRC. The Company’s operations consist of three reporting and operating segments: 1.) The commercial vehicle sales, servicing, leasing and support business, 2.) Internet-based business, and 3.) Office leasing business.

(Loss) Earnings Per Share

The Company computes (loss) earnings per share (“EPS”) in accordance with generally accepted accounting principles. Companies with complex capital structures are to present basic and diluted EPS. Basic EPS is measured as the income available to ordinary shareholders divided by the weighted average ordinary shares outstanding for the period. For basic EPS, the weighted average number of shares outstanding for the period includes contingently issuable shares (i.e., shares issuable for little or no cash consideration upon the satisfaction of the conditions of a contingent stock agreement) as of the date that all necessary conditions have been met. Diluted EPS is similar to basic EPS but presents the dilutive effect on a per share basis of potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS.

Basic and diluted (loss) earnings per share for each of the periods presented are calculated as follows (in thousands, except share and per share data):

	Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Net (loss) income	$(676)	$2,977	$5,002	$4,777
Weighted average number of common shares outstanding – Basic	23,549,644	23,549,644	23,549,644	23,548,933
Stock options	463,314	154,353	497,295	238,312
Weighted average number of common shares outstanding – Diluted	24,012,958	23,703,997	24,046,939	23,787,245
(Loss) earnings per share
Basic	$(0.03)	$0.13	$0.21	$0.20
Diluted	$(0.03)	$0.13	$0.21	$0.20

Share-Based Payments

The Company records all share-based payments, including grants of employee stock options to employees, in the financial statements based on their fair values on grant date and amortizes to expense on straight-line basis over the vesting period. The Company used the Black-Scholes option-pricing model to estimate the fair value of the options at the date of grant.

Recently Issued Accounting Pronouncements

In November 2015, the FASB issued Accounting Standard Update (“ASU”) No. 2015-17, Income Taxes (Topic 740). To simplify the presentation of deferred income taxes, the amendments require that deferred tax liabilities and assets be classified as noncurrent in a classified statement of financial position. The amendments in this Update apply to all entities that present a classified statement of financial position. The current requirement that deferred tax liabilities and assets of a tax-paying component of an entity be offset and presented as a single amount is not affected by the amendments in this Update. For public business entities, the amendments in this Update are effective for financial statements issued for annual periods beginning after December 15, 2016, and interim periods within those annual periods. Earlier application is permitted. Management expects to adopt this ASU in the periods in the fiscal year 2017.

We do not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the consolidated financial position, statements of operations and cash flows.

NOTE 3 – CHANGE IN BAD DEBT PROVISION ESTIMATES

Effective July 1, 2015, the Company changed its estimates relating to the collectability of the receivables arising from the CeraVest and CeraPay businesses. In accordance with this policy, the Company reviews the receivables and adjusts the allowance based on historical experience. As a result of this review, the Company implemented the following provisions based on the age of the receivables:

CeraVest

	Allowance %
Overdue months	Old Estimation	New Estimation
Not overdue	1.0%	1.0%
Less than 3	5.0%	1.5%
3 or more and less than 6	5.0%	3.0%
6 or more and less than 9	5.0%	30.0%
9 or more and less than 12	5.0%	60.0%
12 or more	5.0%	100.0%

CeraPay

	Allowance %
Overdue months	Old Estimation	New Estimation
Not overdue	0.0%	0.0%
Less than 1	5.0%	5.0%
1 month overdue	5.0%	10.0%*

*The total allowance percentage will hereon increase at an increment of 5.0% for each additional month overdue.

The effect of the change in estimates relating to the CeraVest bad debt provision policy was to slightly increase net income, as follows (in thousands, except per share amounts):

	9 months ended September 30, 2015	3 months ended September 30, 2015
Increase to net income	$54	$30

Effect on net income per share:
Basic	$0.00	$0.00
Diluted	$0.00	$0.00

The effect of the change in estimates relating to the CeraPay bad debt provision policy was to decrease net income, and (loss) earnings per share as follows (in thousands, except per share amounts):

	9 months ended September 30, 2015	3 months ended September 30, 2015
Decrease to net income	$(1,819)	$(1,179)

Effect on net income per share:
Basic	$(0.08)	$(0.05)
Diluted	$(0.08)	$(0.05)

NOTE 4 – ACCOUNTS RECEIVABLE

Summaries of accounts receivable are as follows (in thousands):

	September 30,	December 31,
	2015	2014
	(unaudited)

Past due long-term net investment in direct financing and sales-type lease	$60,502	$53,858
Past due short-term net investment in sales-type leases	1,264	381
Overdue receivable from CeraPay	23,002	—
Overdue receivable from CeraVest	2,314	—
Receivable from value-added services	1,426	1,912
Receivable from insurance commissions	461	1,838
Others	11	—
Less: Allowance for doubtful accounts	(36,396)	(29,074)
	$52,584	$28,915

Long-term net investment in direct financing and sales-type lease and short-term net investment in sales-type leases included into the accounts receivable represents the monthly payments that are overdue and delinquent. Overdue receivable from CeraPay represents amounts from CeraPay users who did not fully settle outstanding balances by their monthly repayment date. Overdue receivable from CeraVest represents amounts from borrowers that have not been repaid on time and are overdue.

NOTE 5 – PREPAID EXPENSES AND OTHER CURRENT ASSETS

Summaries of prepaid expenses and other current assets are as follows (in thousands):

	September 30,	December 31,
	2015	2014
	(unaudited)

Temporary advances to employees	$472	$302
Prepaid rent	546	1,217
Prepaid other taxes	180	701
Prepaid fuel charges	—	17
Prepaid insurance	616	1,190
Short-term advances	1,263	1,331
Litigation deposits	1,189	468

Other current assets	813	294
Total	$5,079	$5,520

Prepaid insurance mainly includes the amount prepaid by the Company on behalf of the customers for its insurance agency business. Other current assets mainly include short-term advances made to third parties, such as to petrol companies and to customers for insurance claims.

NOTE 6 – LOANS RECEIVABLE

The following lists the components of loans receivable (in thousands):

	September 30,	December 31,
	2015	2014
	(unaudited)

Minimum financing payments receivable	$237,227	$20,018
Less: Allowance for doubtful accounts	(2,253)	(199)
Net minimum financing payments receivable	234,974	19,819
Less: unearned interest income	(7,878)	(714)

Loans receivable, net	$227,096	$19,105

Loans receivable arise from loans made from the CeraVest P2P platform, for which the Company enters into a six-month lending agreement with SMBs with principal and interest payable in full at maturity by the SMBs. As of September 30, 2015 the effective interest rate charged for CeraVest loans was approximately 8.6% per annum.

NOTE 7 – OTHER FINANCING RECEIVABLES

The following lists the components of other financing receivables (in thousands):

	September 30,	December 31,
	2015	2014
	(unaudited)

Minimum financing payments receivable (CeraPay)	$161,031	$12,614
Minimum financing payments receivable (Peer Stores)	—	17,543
Less: Allowance for doubtful accounts	—	(175)
Net minimum financing payments receivable	161,031	29,982
Less: unearned interest income	—	(581)

Other financing receivables	$161,031	$29,401

Other financing receivables arise from:

·	Outstanding receivables from CeraPay users, which are due and payable in full on a monthly basis.

·	The financing for the insurance and taxes related to the purchase of a new commercial vehicle as part of the peer stores business, for which the Company enters into monthly installment arrangements with its customers for approximately 10 months;

For commercial vehicles purchased through peer stores, the majority shareholder or the legal representative of the peer store provides a full guarantee to the Company and also the peer store provides a pledge of the ownership of the commercial vehicle to the Company to secure the installment payments. There were no receivables attributable to the financing for insurance and taxes related to the purchase of a new commercial vehicle under the peer stores business as of September 30, 2015. As of December 31, 2014, the aggregate effective interest rate on the financing for insurance and taxes related to the purchase of a new commercial vehicle through peer stores is approximately 12.84% per annum.

NOTE 8 – SHORT-TERM NET INVESTMENT IN SALES-TYPE LEASES

The following lists the components of the short-term net investment in sales-type leases (in thousands):

	September 30	December 31,
	2015	2014
	(unaudited)

Minimum lease payments receivable	$17,000	$58,976
Less: Allowance for doubtful accounts	(170)	(590)
Net minimum lease payments receivable	16,830	58,386
Less: unearned interest income	(269)	(1,411)

Short-term net investment in sales-type leases	$16,561	$56,975

Short-term net investment in sales-type leases arises when the Company provides financing to the peer stores for the purchase of commercial vehicles, for which the Company enters into monthly installment arrangements with the peer store for 12 months. As of September 30, 2015 and December 31, 2014, the aggregate effective interest rate on short-term net investment in sales-type leases is approximately 6.21% and 5.71% per annum, respectively.

NOTE 9 – LONG-TERM NET INVESTMENT IN DIRECT FINANCING AND SALES-TYPE LEASES

The following lists the components of the long-term net investment in direct financing and sales-type leases (in thousands):

	September 30,	December 31,
	2015	2014
	(unaudited)

Minimum lease payments receivable	$127,826	$373,054
Less: Allowance for doubtful accounts	—	(22)
Net minimum lease payments receivable	127,826	373,032
Less: unearned interest income	(7,619)	(27,879)

Long-term net investment in direct financing and sales-type leases	120,207	345,153
Less: Current maturities of long-term net investment in direct financing and sales-type leases	(111,657)	(285,983)

Long-term net investment in direct financing and sales-type leases, net of current maturities	$8,550	$59,170

Long-term net investment in direct financing and sales-type leases arises from the sale of commercial vehicles, for which the Company enters into monthly installment arrangements with its customers for approximately 2 years. The legal titles of the commercial vehicles are transferred to the customer when all the outstanding lease payments are fully settled. There is no unguaranteed residual value at the end of the lease upon the transfer of the lease. As of September 30, 2015 and December 31, 2014, the aggregate effective interest rate on direct financing and sales-type leases is approximately 13.57% and 12.71% per annum, respectively.

At September 30, 2015, future minimum lease payments are as follows (in thousands):

	Years Ending December 31,
	2015	2016	2017	Total

Net minimum lease payments receivable	$52,044	$72,498	$3,284	$127,826
Less: unearned interest income	(3,510)	(4,002)	(107)	(7,619)
Long-term net investment in direct financing and sales-type leases	$48,534	$68,496	$3,177	$120,207

NOTE 10 – PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS, NET

Summaries of property, equipment and leasehold improvements are as follows (in thousands):

	September 30,	December 31,
	2015	2014
	(unaudited)

Buildings and leasehold improvements	$72,654	$75,658
Furniture and fixtures	7,525	7,556
Equipment	5,979	6,215
Company automobiles	1,542	1,619
Total	87,700	91,048

Less: Accumulated depreciation and amortization	(12,710)	(10,896)
Property, equipment and leasehold improvements, net	$74,990	$80,152

Depreciation and amortization expense for the operations was approximately $2,764,000 and $2,932,000 for the nine months ended September 30, 2015 and 2014, respectively, and $886,000 and $966,000 for the three months ended September 30, 2015 and 2014, respectively.

The following schedule provides an analysis of Fincera’s investment in property on operating leases and property held for lease by major classes as of September 30, 2015 and December 31, 2014 (in thousands):

	September 30,	December 31,
	2015	2014
	(unaudited)

Buildings and leasehold improvements	$59,030	$62,983
Equipment	4,939	5,269
Total	63,969	68,252

Less: Accumulated depreciation	(4,469)	(3,270)
Total	$59,500	$64,982

NOTE 11 – OTHER PAYABLES AND ACCRUED LIABILITIES

Other payables and accrued liabilities consist of the following (in thousands):

	September 30,	December 31,
	2015	2014
	(unaudited)

Accrued expenses	$2,743	$2,564
Business and other tax payables	7,075	6,666
Salary payable	1,725	2,017
Temporary receipt of insurance premium	115	126
Temporary receipt of insurance claims	1,271	1,362
Deposits received	2,764	2,333
CeraVest security deposits	21,604	1,998
Interest payable	305	498
Other current liabilities	2,781	2,557
Total	$40,383	$20,121

Deposits received represented security deposits received from staff and customer deposits. CeraVest security deposits represent deposits from SMBs of the CeraVest business, who customarily remit 9% of loan proceeds as a security deposit. Temporary receipt of insurance premium represents the premium collected from customers but not yet paid to the insurance company. Temporary receipt of insurance claims represents the insurance claims received but not yet released to the relevant customers. Other current liabilities mainly include the unpaid expenses reimbursement due to staff, deposit received for property lease and withholding taxes collected from customers for the value-added services.

NOTE 12 – LONG-TERM PAYABLES

Long-term payables represent security deposits from customers.

(in thousands)	September 30,	December 31,
	2015	2014
	(unaudited)

Security deposits from customers	$3,859	9,102

Security deposits are required from customers as a condition of leasing a commercial vehicle. The security deposit is returned to the customer after the successful conclusion of the lease. The standard length of our leases is 26 months. At September 30, 2015, future security deposits due to be returned to customers assuming successful conclusions of the related leases are as follows (in thousands):

	Years Ending December 31,
	2015	2016	2017	Total
Security deposits from customers	$1,476	$2,007	$376	$3,859

Under the financing arrangement with CITIC Bank, the Company’s customers obtain financing from CITIC while the Company provides a guarantee. The Company enters into a lease contract directly with the customer and also enters into a contractual obligation to repay the financing on behalf of the customer. The CITIC financing has a 24-month term and as a result the Company recognizes a long-term liability for amounts borrowed under the CITIC financing arrangement.

Long-term payables from the financing arrangement consist of the following (in thousands):

	September 30,	December 31,
	2015	2014
	(unaudited)

Total amounts due under financing arrangement	$—	$924
Less: Unrealized interest expense	—	(25)
Net amounts due under financing arrangement	$—	$899
Amounts due under financing arrangement, current	—	(899)
Amounts due under financing arrangement, non-current	$—	$—

There were no long-term payables arising from the financing arrangement as of September 30, 2015.

NOTE 13 – THIRD PARTY BORROWINGS

Short-term borrowings

A summary of the Company’s short-term borrowings is as follows (in thousands):

	Weighted-average interest rate
	September 30,	December 31,		September 30,	December 31,
	2015	2014	Maturities	2015	2014
				(unaudited)

Short-term bank loans	6.50%	7.07%	November 2015 to August 2016	$94,320	$155,342

Short-term bank loans represent loans from local banks that were used for working capital and capital expenditures purposes. The loans bore interest at rates in the range of 4.85% to 6.90% as of September 30, 2015, are denominated in RMB and have terms maturing within one year. All of the loans due before the filing date were repaid.

The total carrying amount of property, equipment and leasehold improvements that have been pledged as collateral to secure financing from commercial banks is $68.9 million and $43.3 million as of September 30, 2015 and December 31, 2014 respectively. The total carrying amount of long-term net investment in direct financing and sales-type lease receivables that have been pledged as collateral to secure financing from commercial banks is nil and $330.9 million as of September 30, 2015 and December 31, 2014, respectively. The total carrying amount of accounts receivable that have been pledged as collateral to secure financing from commercial banks is nil and $9.4 million as of September 30, 2015 and December 31, 2014 respectively.

NOTE 14 – NOTE FINANCING PAYABLES

A summary of the Company’s note financing payables is as follows (in thousands):

	Weighted-average interest rate
	September 30,	December 31,		September 30,	December 31,
	2015	2014	Maturities	2015	2014
				(unaudited)

Note financing payables -CeraVest	8.49%	—%	September 2015 to March 2016	$114,985	$—

-CeraVest Flex	8.03%	—%	—	16,126	—

Note financing payables represents 1) the funds provided by investors through the CeraVest platform for the purpose of funding CeraVest loans with a six-month term and are secured by the counterpart loans receivable; and 2) the funds provided by investors through CeraVest Flex for the investment in the obligation rights generated by the Company on the CeraPay users. These payables bear interest at a weighted average interest rate of 8.49% and 8.03 % per annum as of September 30, 2015, respectively.

NOTE 15 – SHORT-TERM BONDS PAYABLE

A summary of the Company’s short-term bonds payable is as follows (in thousands):

	Weighted-average interest rate
	September 30,	December 31,		September 30,	December 31,
	2015	2014	Maturities	2015	2014
				(unaudited)

Short-term bonds payable	6.93%	—%	April 2016	$99,580	$—

Short-term bonds payable represent securitized bonds sold to qualified investors pursuant to China Securities Regulatory Commission 2014 announcement No. 49 regarding asset securitizations. Pursuant to this announcement, in June 2015 the Company securitized approximately $101.8 million of sales-type leases, which were sold to qualified investors. The bonds bear interest at rates from 6.8% to 7.9% per annum, have maturities within one year and bear credit ratings of AA to AAA. The bonds are tradable on the Shanghai Stock Exchange Integrated Electronic Platform for Fixed-income Securities. The bonds are issued at par with the bond rate equivalent to the market rate and the Company does not elect to use the fair value method for its disclosure. The bonds are guaranteed by Mr. Li. The Company expects to repay the bonds during the first half of 2016.

NOTE 16 – INCOME TAXES

Cayman Islands: Under the current tax laws of the Cayman Islands, the Company and its subsidiaries are not subject to tax on their income or capital gains.

Hong Kong: The Company’s subsidiary in Hong Kong did not have assessable profits that were derived from Hong Kong during the three months ended September 30, 2015 and during 2014. Therefore, no Hong Kong profit tax has been provided for in the periods presented.

China: The foreign invested enterprises and domestic companies are generally subject to enterprise income tax at a uniform rate of 25%.

Summaries of the income tax provision (benefit) in the condensed consolidated statements of income are as follows (in thousands):

	Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014

Current	$207	$2,516	$4,772	$8,007
Deferred	(767)	(1,008)	(2,770)	(3,706)
Total	$(560)	$1,508	$2,002	$4,301

The tax effects of temporary differences representing deferred income tax assets (liabilities) result principally from the following (in thousands):

	September 30,	December 31,
	2015	2014
	(unaudited)
Current
Deferred income tax assets:
Provision for doubtful accounts	$9,722	$7,531
Accrued liabilities	2,251	1,604
Tax loss carry forward	1,615	1,470
Other temporary differences	545	455
Net deferred income tax assets – current	14,133	11,060

Deferred income tax liabilities – current
Unearned income	(2,723)	(2,309)

Net deferred income tax assets – current	$11,410	$8,751

Non-current
Deferred income tax assets:
Accrued liabilities	$1,705	$1,773
Tax loss carry forward	4,845	4,411
Deferred income tax assets – non-current	6,550	6,184

Deferred income tax liabilities:
Unearned income	(359)	(104)

Deferred income tax assets – non-current	$6,191	$6,080

As of September 30, 2015 and December 31, 2014, deferred income tax assets derived from accrued liabilities, unearned income, tax loss carried forward, provision for doubtful accounts and other temporary differences arose from the same tax jurisdictions in China with the deferred income tax liabilities. Therefore, the respective deferred income tax assets and liabilities were net off for presentation.

At September 30, 2015, the Company had $25.8 million of tax loss carry forwards that expire through December 31, 2019.

The difference between the effective income tax rate and the expected statutory rate was as follows:

	Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Statutory rate	25.0%	25.0%	25.0%	25.0%

Non-deductible expenses	(4.7)%	2.7%	3.5%	21.1%

Non-taxable income	0.0%	(2.0)%	(0.7)%	(2.9)%

Effect of rate differences in various transportation centers and others	12.4%	7.9%	1.0%	4.1%

Effective tax rate	32.7%	33.6%	28.8%	47.3%

The guidance on accounting for uncertainties in income taxes prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Non-deductible expenses are mainly related to the share based payment, the $4.35 million civil penalty to the SEC, and legal fees related to an SEC lawsuit that was settled in June 2014, while the negative percentage for the three months ended September 30, 2015 was mainly because the loss before taxes encountered by the Company. Significant judgment is required in evaluating the Group’s uncertain tax positions and determining its provision for income taxes. The Company did not have any significant interest and penalties associated with uncertain tax positions for the three months and nine months ended September 30, 2015 and 2014. As of September 30, 2015 and December 31, 2014, the Company did not have any significant unrecognized uncertain tax positions.

NOTE 17 – COMMITMENTS AND CONTINGENCIES

Lease Commitments

The Company leases certain facilities under long-term, non-cancelable leases and month-to-month leases. These leases are accounted for as operating leases. Rent expense amounted to $2,062,000 and $2,276,000 for the nine months ended September 30, 2015 and 2014, respectively, and $581,000 and $754,000 for the three months ended September 30, 2015 and 2014, respectively.

Future minimum payments under long-term, non-cancelable leases as of September 30, 2015, are as follows (in thousands):

Year Ending December 31,	Future Minimum Payments
2015 (three months)	$4
2016	485
2017	130
2018	17
2019	—
Total	$636

Legal Proceedings

In the opinion of management, there are no material claims, assessments or litigation pending against the Company.

NOTE 18 – FUTURE MINIMUM RENTAL INCOME UNDER OPERATING LEASES

Fincera’s operations include the leasing of commercial property at the Kai Yuan Center. The leases thereon expire at various dates through 2018. The following is a schedule of minimum future rents on non-cancelable operating leases at September 30, 2015 (in thousands):

Year Ending December 31,	Future Minimum Rentals
2015 (three months)	$3,289
2016	10,647
2017	5,602
2018	2,195
2019 and after	3,053
Total	$24,786

There are no contingent rentals as of September 30, 2015.

NOTE 19 – SEGMENT REPORTING

The Company measures segment income as gross profit less interest expenses.  The reportable segments are components of the Company which offer different products or services and are separately managed, with separate financial information available that is separately evaluated regularly by the Company’s Chief Executive Officer in determining the performance of the business. Income tax expenses are not allocated to the segments.

Prior to the second quarter of 2015, the Company measured segment income as income from operations less depreciation and amortization. The Company feels that the current definition of segment income better reflects the performance of the Company’s operating segments given the significant growth and profit potential of the Internet-based business.

The Company operated three segments: commercial vehicle sales, servicing, leasing and support segment, Internet-based business segment and office leasing segment.

Three months ended September 30, 2015

(in thousands)

	Commercial Vehicles, Finance and Insurance Businesses	Internet-based business	Office Leasing	Total

Segment revenues	$14,703	$13,059	$2,486	$30,248

Cost of sales	$7,486	$—	$673	$8,159

Gross profit	$7,217	$13,059	$1,813	$22,089

Interest expense	$—	$7,618	$691	$8,309

Segment income	$7,217	$5,441	$1,122	$13,780

Nine months ended September 30, 2015

(in thousands)

	Commercial Vehicles, Finance and Insurance Businesses	Internet-based business	Office Leasing	Total

Segment revenues	$146,328	$24,669	$6,977	$177,974

Cost of sales	$113,300	$—	$1,799	$115,099

Gross profit	$33,028	$24,669	$5,178	$62,875

Interest expense	$5,734	$12,788	$691	$19,213

Segment income	$27,294	$11,881	$4,487	$43,662

Three months ended September 30, 2014

(in thousands)

	Commercial Vehicles, Finance and Insurance Businesses	Internet-based business	Office Leasing	Total

Segment revenues	$178,097	$—	$1,575	$179,672

Cost of sales	$157,632	$—	$674	$158,306

Gross profit	$20,465	$—	$901	$21,366

Interest expense	$6,539	$—	$—	$6,539

Segment income	$13,926	$—	$901	$14,827

Nine months ended September 30, 2014

(in thousands)

	Commercial Vehicles, Finance and Insurance Businesses	Internet-based business	Office Leasing	Total

Segment revenues	$588,333	$—	$2,977	$591,310

Cost of sales	$523,623	$—	$1,919	$525,542

Gross profit	$64,710	$—	$1,058	$65,768

Interest expense	$16,984	$—	$—	$16,984

Segment income	$47,726	$—	$1,058	$48,784

Revenues from the Company’s products and services are primarily classified as commercial vehicles, finance, insurance and service, and property lease and management revenue. Given the numerous types of revenue included, the following shows a further breakdown of “Finance Revenue” and “Insurance and Services Revenue”.

For Finance Revenue:

•	Group 1: Interest from direct financing and sales-type leases.

•	Group 2: Interest on CeraVest loans.

•	Group 3: Other financing revenue from direct financing and sales-type leases including membership fees, management servicing fees, upfront service fees, and interest from value added services.

For Insurance and Services Revenue:

•	Group 1: Insurance commission and agency fees.

•	Group 2: Penalty income.

•	Group 3: CeraVest and CeraPay transaction fees.

	Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Finance Revenue
Group 1	$5,541	$14,082	$25,198	$40,724
Group 2	3,635	—	6,133	—
Group 3	13	490	585	510
Total	$9,189	$14,572	$31,916	$41,234

Insurance and Services Revenue
Group 1	$1,138	$3,730	$6,272	$13,669
Group 2	—	—	—	—
Group 3	9,875	—	17,733	—
Total	$11,013	$3,730	$24,005	$13,669

The carrying values of the total assets of the office leasing segment as of September 30, 2015 and December 31, 2014 are $89.5 million and $93.4 million, respectively. The remaining carrying values of total assets as of September 30, 2015 and December 31, 2014 are $748.3 million and $519.2 million, respectively, which are related to the commercial vehicles, finance and insurance segment and the Internet-based business segment.

NOTE 20 – RELATED PARTY BALANCES AND TRANSACTIONS

Prepaid expenses, related party:

During the periods presented, the Company has paid the interest to Xinji Beiguo Mall Limited Liability Company (“Xinji Beiguo Mall”) in advance in order to facilitate a faster payment speed.

The outstanding amounts of prepaid expense, related party as of September 30, 2015 and December 31, 2014 were as follows (in thousands):

		September 30,	December 31,
	Note	2015	2014

Xinji Beiguo Mall	(1)	24	50
Total		$24	$50

Note:

(1)	Entity in which Mr. Li is the indirect beneficial owner of approximately 20.92%.

Other financing receivables, net, related party:

During the periods presented, the Company had provided loans to Yuanshi County Natural Gas Sales Company. The balance was repaid prior to June 2015.

The outstanding amounts of other financing receivable, net, related party as of September 30, 2015 and December 31, 2014 were as follows (in thousands):

		September 30,	December 31,
	Note	2015	2014

Yuanshi County Natural Gas Sales Company	(1)	—	782
Total		$—	$782

Note:

(1)	Entity controlled by Mr. Li’s brother.

Due to affiliates:

During the periods presented, the Company has borrowed from the Company’s Chairman and Chief Executive Officer, Mr. Li, Honest Best and companies affiliated with Mr. Li. Each of these loans was entered into to satisfy the Company’s short-term capital needs.

The amount due to Alliance Rich represented a portion of the consideration paid in the acquisition of Heat Planet. The amount was payable within six months of occupation of the Kai Yuan Center by the Company, which was completed in April 2013 and delivery of the audited financial statements for the five months ended May 31, 2012 of Heat Planet, which were delivered in December 2012. In October 2013, the unpaid amount began to accrue interest at the one-year rate announced by the People’s Bank of China (4.60% as of September 30, 2015). As of September 30, 2015 approximately $4.0 million is still owed to Alliance Rich for the acquisition of Heat Planet.

In September 2011, Hebei Kaiyuan began charging interest at 8.00% per annum, and amounts owed continue to be unsecured and due on demand by the lender.

Hebei Ruijie Hotel Management Company charges interest at 5.60% per annum on amounts owed to it.

The amount due to Mr. Li and Smart Success Investment Limited (“Smart Success”) were non-interest bearing, unsecured and due on demand by the lenders.

The outstanding amounts due to related parties as of September 30, 2015 and December 31, 2014 were as follows (in thousands):

		September 30,	December 31,
	Notes	2015	2014
		(unaudited)

Mr. Li		$144	$144
Alliance Rich	(1)	4,046	3,917
Hebei Kaiyuan	(1)	5,829	5,807
Smart Success	(1)	9	9
Hebei Ruijie Hotel Management Company	(1)	9,730	15,690
Yuanshi County Natural Gas Sales Company	(2)	—	77
Total		$19,758	$25,644

Notes:

(1)	Entity controlled by Mr. Li.
(2)	Entity controlled by Mr. Li’s brother.

Accounts payable, related party:

During the periods presented, the Company purchased commercial vehicles from Ruituo, a company controlled by Mr. Li’s brother. The amount due to Ruituo is unsecured and due on demand by Ruituo. In October 2011, Ruituo began charging to the Company interest at approximately 8.00% per annum, based on the weighted average outstanding payable balances at month end.

In December 2013, the Company began obtaining short-term trade financing to purchase commercial vehicles from Beiguo Auto and Xinji Beiguo Mall, companies affiliated with Mr. Li. Mr. Li holds 20.92% of indirect beneficial ownership in both Beiguo Auto and Xinji Beiguo Mall. The Company pays a financing charge of approximately 9% per annum to Beiguo Auto and Xinji Beiguo Mall for the funds obtained due to this financing arrangement. The financing arrangement is personally guaranteed by Mr. Li, who has a long term business relationship with Beiguo, on behalf of the Company. In addition, the payable balances of each loan are unsecured and due in 180 days.

The outstanding amounts of accounts payable, related parties as of September 30, 2015 and December 31, 2014 was as follows (in thousands):

	September 30,	December 31,
	2015	2014
	(unaudited)

Ruituo	$118,333	$66,633
Beiguo Auto	$108	$16,978
Xinji Beiguo Mall	$22,023	$24,600
	140,464	108,211

Note financing payables, related party

The outstanding amounts of note financing payables, related parties as of September 30, 2015 and December 31, 2014 was as follows (in thousands):

		September 30,	December 31,
	Notes	2015	2014
		(unaudited)

Lei Chen	(1)	$2,801	$—
		2,801	—

(1)	Lei Chen is the Senior Vice President of Fincera.

Related Party Transactions

During the periods presented, the details of the related party transactions were as follows (in thousands):

		Nine months ended September 30,
	Notes	2015	2014
		(unaudited)	(unaudited)
Capital nature:
Hebei Kaiyuan	(1) (a)	$—	$21,151
Hebei Kaiyuan	(1) (b)	—	50,600
Hebei Kaiyuan	(1) (d)	298	757
Hebei Ruijie Hotel Management Company	(1) (a)	24,316	24,405
Hebei Ruijie Hotel Management Company	(1) (b)	49,442	—
Hebei Ruijie Hotel Management Company	(1) (d)	691	—
Ruituo	(3) (a)	24,316	24,405
Mr. Li	(4) (a)	198,901	135,856
Alliance Rich	(1) (d)	126	864
Hebei Shengrong Investment Co. Ltd.	(1) (a)	16,210	—
Mr. Wei	(6) (a)	16,210	—

Trading nature:
Ruituo	(3) (c)	64,461	345,761
Ruituo	(3) (d)	2,427	1,438
Beiguo Auto	(5) (c)	218	39,218
Beiguo Auto	(5) (d)	80	1,220
Xinji Beiguo Mall	(5) (c)	43,417	104,846
Xinji Beiguo Mall	(5) (d)	1,888	3,875
Hebei Ruijie Hotel Management	(1) (e)	885	864

Notes:

(1)	Entity controlled by Mr. Li.
(2)	Entity in which Mr. Li’s brother holds a 40% equity interest.
(3)	Entity controlled by Mr. Li’s brother.
(4)	The Chairman and Chief Executive Officer of Fincera.
(5)	Entity in which Mr. Li is the indirect beneficial owner of approximately 20.92%.
(6)	The Chief Operating Officer of Fincera.

Nature of transaction:

(a)	Bank loan guarantee provided by the affiliates to the Company.
(b)	Loan provided to the Company during the period.
(c)	Sale of automobiles to the Company, including VAT, during the period.
(d)	Interest expenses incurred by the Company during the period.
(e)	Conference fees.

NOTE 21 – CREDIT QUALITY OF FINANCING RECEIVABLES AND ALLOWANCE FOR CREDIT LOSSES

The Company applies a systematic methodology to determine the allowance for credit losses for account receivables and short-term investment in sales-type leases, and long-term net investments in direct financing and sales-type leases, and other financing receivables. Based upon a credit loss and risk factor analysis, since the Company only leases commercial vehicles to its customers, it considers its lessee customers as its only portfolio segment. The Company further evaluated the portfolio by the class of type of customers and securities provided for the receivables, which is defined as a level of information (below a portfolio segment) in which the receivables have the same initial measurement attribute and a similar method for assessing and monitoring credit risk.

The Company’s account receivables (excluding reclassified past due balance from short-term investment in sale-type leases) and long-term net investments in direct financing and sales-type leases consist of the receivables from the net investment in direct financing and sales-type leases and the receivables from value-added services. The Company only offers the optional value-added services to existing customers who have a history of making on-time payments with the Company. The Company controls legal title to the commercial vehicles leased to the lessee customers and it is allowed to repossess the commercial vehicles if the lessee customer defaults on its monthly installment payments (of the net investment in direct financing and sales-type leases) or the payment of value-added services. Therefore, both of these receivables are secured by the commercial vehicles leased to the lessee customers and the Company uses the same credit control to evaluate the risk of credit loss on an individual basis.

The Company’s short-term investment in sales-type leases, the past due portion reclassified to accounts receivable, and other financing receivables consist of the receivable from peer stores related to commercial vehicle and/or relevant taxes and insurance. The Company is not allowed to repossess the commercial vehicles if the lessee customer defaults on its monthly installment payments. The Company provides a general provision based on 1.5% of the ending balances. Certain various percentages of allowance are further provided when the monthly installments default, according to the aging of such defaults.

The credit quality of short-term net investment in sales-type leases, other financing receivables, long-term net investment in direct financing and sales-type leases and receivable from value-added services is reviewed on a quarterly basis. Credit quality indicators include past due and undue.

Impaired long-term net investment in direct financing and sales-type leases and receivable from value-added services

Long-term net investment in direct financing and sales-type leases and account receivables (excluding reclassified past due balance from short-term investment in sale-type leases) is considered impaired, based on current information and events, if it is probable that we will be unable to collect all amounts due according to the contractual terms of the lease. The lease with past due receivable has the highest probability for credit loss. The finance receivable is impaired when the unpaid lease contract amount with past due receivable exceeds the most probable source of repayment, and the difference is recognized as allowance of credit loss, which will be allocated to accounts receivable and the excess portion, if any, to long-term net investment in direct financing and sales-type leases. The most probable source of repayment is normally the residual value of commercial vehicles. In determining residual value of the commercial vehicles, the Company refers to the second-hand market values of the commercial vehicles as a reference.

Impaired short-term net investment in sales-type leases and other financing receivable

Short-term net investment in sales-type leases, other financing receivables is considered impaired, based on current information and event, if it has been past due for over three months, under which circumstance, additional provision is provided.

Allowance for credit loss activity

The allowance for credit loss as of September 30, 2015 and December 31, 2014, and for the nine months and twelve months then ended, respectively, were as follows (in thousands):

	September 30,	December 31,
	2015	2014
	(unaudited)

Balance at the beginning of the period	$30,059	$21,280
Provision during the period	13,745	13,599
Bad debts written off	(4,985)	(4,820)
Balance at the end of the period	$38,819	$30,059

Credit quality of finance receivables

The carrying amount of the past due and undue finance receivables as of September 30, 2015 and December 31, 2014 was as follows (in thousands):

September 30, 2015 (Unaudited)	Undue	Past due	Total carrying amount

Long-term net investment in direct financing and sales-type leases	$120,207	$—	$120,207
Short-term net investment in sales-type leases	16,561	—	16,561
Other financing receivables	161,031	—	161,031
Loans receivable	227,096	—	227,096
Accounts receivables	1,684	50,900	52,584
	$526,580	$50,900	$577,480

December 31, 2014	Undue	Past due	Total carrying amount

Long-term net investment in direct financing and sales-type leases	$345,154	$—	$345,154
Short-term net investment in sales-type leases	56,975	—	56,975
Other financing receivables	30,183	—	30,183
Loans receivable	19,105	—	19,105
Accounts receivables	2,496	26,419	28,915
	$453,913	$26,419	$480,332

The carrying amount of the impaired long-term net investment in direct financing and sales-type lease as of September 30, 2015 and December 31, 2014 was as follows (in thousands):

September 30, 2015 (Unaudited)	Gross amount	Allowance for credit losses	Total carrying amount

Long-term net investment in direct financing and sales-type leases	$—	$—	$—
Accounts receivable	73,889	36,396	37,493
	$73,889	$36,396	$37,493

December 31, 2014	Gross amount	Allowance for credit losses	Total carrying amount

Long-term net investment in direct financing and sales-type leases	$1,072	$22	$1,050
Accounts receivables	41,728	29,074	12,654
	$42,800	$29,096	$13,704

For the nine months ended September 30, 2015 and 2014, the related amount of interest income recognized for impaired finance receivables was $0.9, and $4.1 million, respectively, and was $0.2 and $2.6 million for the three months ended September 30, 2015 and 2014, respectively.

NOTE 22 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the issuance of the condensed consolidated financial statements and no subsequent event is identified.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

Fincera Inc. (“Fincera,” the “Company,” “our,” or “we”), formerly known as AutoChina International Ltd., is a holding company whose only business operations are conducted through its wholly owned subsidiary, AutoChina Group Inc. (“ACG”). ACG’s operations consist of 1) an Internet-based business in the commercial vehicle industry, 2) commercial vehicle sales, leasing and support business, 3) an insurance agency business, and 4) a property lease and management business. As of August 2015, the Company has begun winding down its commercial vehicle sales, leasing and support business. In addition, a new Internet-based business segment was launched in November 2014. The Company plans to continue collecting and servicing existing commercial vehicle leases until the individual leases terminate.

Internet-based business

CeraVest, launched at the end of 2014, is a proprietary peer-to-peer (“P2P”) lending platform, through which the Company offers small and medium sized businesses (“SMBs”) short-term, 6-month financing at competitive interest rates. These loans are funded through CeraVest investors, who can invest in notes through the CeraVest platform, and by the Company for the unfunded portion. Due to regulatory restrictions under PRC law, the SMBs assign certain individuals to apply for the loans through the platform by signing a borrowing agreement and service agreement, which state that the ownership of the debt may be transferred to CeraVest investors at the Company's option during the six-month loan period and that the interest is established at approximately 8.6% per annum. The loan is guaranteed by the SMBs and 9% of the loan is remitted to the Company as a deposit.

The debt is transferred, partly or in full, to CeraVest investors through a transfer agreement at a quoted rate of return of approximately 8.6% per annum with a 6-month term.

In September 2015, the Company launched a flexible term investment product called CeraVest Flex in order to give investors more flexibility with respect to the term of their investment, as opposed to the fixed 6-month term of the regular CeraVest product. CeraVest Flex is designed to offer customers the flexibility to add or withdraw funds as they please. It transfers the underlying notes, which are CeraPay receivables, to investors through a transfer agreement at a quoted rate of return of approximately 8.03% per annum. The transferred notes have no specific lending period or maturity date. The investors, once they have purchased these notes, are free to add to or withdraw their investment at any time. The rate of return is fixed regardless of the holding period. The Company adjusts the size of the underlying pool of CeraPay receivables according to the total amount of investment in CeraVest Flex. All of the foregoing is reflected in the applicable transfer agreement.

No clauses in the transfer agreement require the Company to repurchase any default loans. However, the Company voluntarily commits to assist the investors in connection with loans that are in default to minimize their investment risk. All investments received are secured by the same amount of the counterpart loans receivables and other financing receivables the Company is due from the borrowers and CeraPay users, respectively.

CeraPay is an electronic payments platform that operates on the Company’s proprietary closed-loop network. Having features similar to a credit card, CeraPay is free for users to use as long as any outstanding balances are paid in full each month. The Company charges transaction fees to merchants in the network. CeraPay users must pass through an application process and provide guarantees and collateral such as a commercial vehicle, security deposit or real estate before they can be accepted and assigned with a credit line.

Commercial vehicle sales, leasing and support business

The Company owns a store branch network in different regions of China to provide commercial vehicle sales and services which include leasing services, general support services, licensing and permit services, insurance services and registration services, to its lessees. As of September 30, 2015, the Company had 553 stores in 26 provinces or provincial-level regions. Recently, the Company’s store branch network has been primarily utilized to promote the Company’s new Internet-based businesses.

Commercial Vehicle Financing Structure

Beginning in December 2010, our subsidiaries, Ganglian Finance Leasing and Chuanglian, as lessor, obtained the business licenses required to engage into vehicle leasing business and commenced to lease commercial vehicles directly. Under this business model, the lessor purchased commercial vehicles from Kaiyuan Auto Trade and/or Hebei Xuhua Trading, who then leased the commercial vehicles to lessees directly. The lessor, the relevant local center and customer lessee entered into a Lease and Management Agreement governing each commercial vehicle purchase. Under the Lease and Management Agreements, the parties agreed that: (1) the local center will hold title to the commercial vehicle for the benefit of the lessor for the term of the lease and will provide services to the lessee including maintaining the vehicle legal records (registration, tax invoices, etc.), assisting the end user in performing annual inspections, renewing the vehicle’s license, purchasing insurance, and making insurance claims; (2) the lessee will be responsible for the costs associated with the lease of the truck and with the maintenance and administrative services contracted out by the local center; and (3) upon the completion of the lease and payment in full by the lessee of all fees, the local center will transfer title to the vehicle to the lessee upon the lessee’s request. This business model enabled us to conduct our commercial vehicle leasing business in China through our directly owned subsidiaries, instead of working through the VIEs only.

Tires and Fuel Services

We also offered our customers financing to purchase tires and diesel fuel. Under the tire purchase program, approved customers paid for new tire purchases over a 3-month term. Under the fuel purchase program, the Company offered approved customers a 1-month revolving credit facility to buy diesel fuel from selected fueling stations that had partnered with Fincera. Fincera charged customers a fee for both services and also received commissions on customer purchases from the associated vendors.

Insurance Service

During the term of the lease, customers are required to purchase insurance covering the commercial vehicle on an annual pre-paid basis. We receive commissions on customer purchases from the associated insurance companies. We also offer our customers financing for their annual insurance premium. Beginning with the second year of a lease, approved customers may pay for their annual insurance premium over the course of 90 days. We charge customers a fee for this service.

Second-Hand Commercial Vehicle Financing Service

We offered our customers second-hand vehicle financing services, pursuant to which we provided financing for approved customers to purchase a second-hand commercial vehicle. The resulting lease was structured similarly to those that we provided to customers purchasing new commercial vehicles, with each customer having full access to Fincera’s value-added services, such as diesel, tire, and fuel financing. We expanded this service to offer a sale-leaseback program, which allowed both former and new Fincera customers to place vehicles they own outright into the Company’s network to accommodate their financing needs.

We charged a service fee to the customer and required monthly payments over a term of 12 to 18 months. We recognized the second-hand vehicle leasing arrangements as a direct financing lease.

Peer Stores Business

In April 2014 the Company began working with third-party commercial vehicle financing stores (“peer stores”) to provide financing to their customers.

The peer store commercial vehicle business was similar to the Company’s normal commercial vehicle sales and other support business, except that the leasing period is 1 year with a larger down payment.

In August 2015 the Company began winding down its commercial vehicle sales, leasing and support business. The Company at a minimum expects to continue servicing and collecting payments on existing commercial vehicle leases until all obligations related to the individual leases are met.

Direct Insurance Agency Service

In October 2011, we established an insurance agency company, Shijie Kaiyuan Insurance Agency Co., Ltd. (“Kaiyuan Insurance”), for the purpose of conducting our insurance agency business in China. The China Insurance Regulatory Commission has authorized Kaiyuan Insurance to act as a broker for all types of insurance, including commercial vehicle insurance. Kaiyuan Insurance commenced operations in December 2011.

The China Insurance Regulatory Commission has authorized Shijie Kaiyuan Insurance Agency Co., Ltd. (“Kaiyuan Insurance”) to act as a broker for all types of insurance, including commercial vehicle insurance. We have signed agreements with seven major insurance companies to sell insurance: China United Property Insurance Company Limited, Sinosafe General Insurance Co. Ltd. (Hua An Insurance), Ping An Insurance (Group) Company of China, Ltd., China Life Property and Casualty Insurance Company Limited, China Continent Property and Casualty Insurance Co., Ltd, China Pacific Insurance Group, and People's Insurance Company of China. We are actively seeking additional partnerships and securing additional regulatory licenses. By leveraging our existing store network, we intend to broker insurance products from a wide variety of carriers to existing and new customers and have the opportunity to offer not only commercial vehicle insurance but also a wide range of other insurance products in the future, such as business property insurance, homeowners insurance, and life insurance. All of our commercial vehicle sales and leasing centers provide these insurance services.

Property lease and management business

We own and lease out office space in the Kai Yuan Center, which is a 54 story large-scale commercial building with hotel, office and ancillary facilities, erected on a land parcel with a site area of approximately 10,601 square meters in the central business district of Shijiazhuang, China. We own floors 5 to 11 and 13 to 27, which comprises a total gross floor area of approximately 62,972 square meters. A Hilton hotel managed by Hilton Worldwide occupies the uppermost floors of the Kai Yuan Center. Our corporate headquarters occupies floors 5, 26 and 27 and we lease out the space that we do not occupy, consisting of approximately 56,092 square meters. As of September 30, 2015, approximately 94% of this space has been leased out expiring at various dates through 2017.

Group structure

A group chart as of November 25, 2015 is shown below:

(1)	The public company, quoted on the OTC QB Board under the symbol “AUTCF”.

(2)	Ganglian Finance Leasing was formed in September 2010 for the purpose of conducting our leasing business. It commenced the leasing business in the fourth quarter of 2010.

(3)	Hebei Xuwei Trading is an investment holding entity, which holds 100% equity interest in Hebei Ruiliang Trading.

(4)	Hebei Shengrong Investment is an entity 100% indirectly controlled by Mr. Yong Hui Li, our Chairman and Chief Executive Officer. (“Mr. Li”)

(5)	Hebei Ruiliang Trading holds the ownership of the office segment of Kai Yuan Center building.

(6)	Hebei Xuhua Trading is the entity that Fincera indirectly acquired control of through contractual arrangements and which held the cash consideration paid to Fincera in connection with its sale of its automobile dealership business in December 2009. Since December 2010, Hebei Xuhua Trading commenced the trading of commercial vehicles by purchasing vehicles from outside suppliers for delivery to other group companies.

(7)	Each truck financing center is held by a separate legal entity, most of which are jointly owned by Kaiyuan Auto Trade Group and Hebei Xuhua Trading.

(8)	Kaiyuan Insurance was established to conduct insurance brokerage services in China. It commenced operations in December 2011.

(9)	Chuangjie Trading, as a beneficiary, engaged CITIC Trust to manage the Trust Fund, which was used to purchase commercial vehicles from Kaiyuan Auto Trade that were leased to our customers. Since November 2011, the Company has ceased to engage CITIC Trust as an intermediary for its new leases. However, CITIC Trust continues to serve as an intermediary for existing leases until these leases are fully settled and/or expired.

(10)	Beijing One Auto Technology was originally formed in February 2012 as Kaiyuan Information Processing. It engages in developing and management of the Companies Internet-based businesses. In July 2015, its registered capital was increased from 50 million to 200 million RMB.

(11)	Hebei Ruilang Property Services was formed in June 2013. It engages in property management of the Kai Yuan Center.

(12)	Top Auto International Inc. was formed in November 2013. It is anticipated to hold the Companies Internet-based businesses.

(13)	First Auto Limited was formed in February 2014. It is anticipated to hold the Companies Internet-based businesses.

(14)	Lian Sheng Investment was formed in February 2014 to facilitate the peer stores business.

(15)	Dian Fu Bao Investment was formed in August 2014 to facilitate the CeraVest and CeraPay businesses.

(16)	Chuangjin World Investment was formed in September 2014 to facilitate the CeraVest business.

(17)	Hebei Remittance Guarantee was formed in October 2014 to facilitate the CeraVest business.

(18)	Easy Technology was formed in September 2014 and operates the CeraVest platform. In July 2015, its registered capital was increased from 2 billion to 2.5 billion RMB.

(19)	Shenzhen Kaiyuan Financial Services was formed in April 2015 to facilitate the new Internet-based businesses. In June 2015 its registered capital was increased from 10 million RMB to 600 million RMB. Ganglian Finance Leasing’s interest was transferred to Hebei Xuhua Trading who contributed an additional 170 million RMB for a total 30% ownership. The balance was contributed by Kaiyuan Auto Trade Group.

(20)	Shenzhen Kaiyuan Inclusive Financial Services was formed in April 2015 to facilitate the new Internet-based businesses. In June 2015 its registered capital was increased from 10 million RMB to 600 million RMB. Kaiyuan Auto Trade Group contributed an additional 410 million RMB for a total 70% interest, while Hebei Xuhua Trading contributed 180 million RMB for 30% ownership.

RESULTS OF OPERATIONS

Three months ended September 30, 2015 as compared to three months ended September 30, 2014

Overview

Fincera’s net income decreased significantly during the three months ended September 30, 2015, as compared to the three months ended September 30, 2014. During the three-month period ended September 30, 2015, the Company continued to place emphasis on ramping up its new Internet-based businesses. It also began winding down its commercial vehicle sales, leasing and support business. As a result, commercial vehicle and insurance and service revenues fell significantly when compared to the three-month period ended September 30, 2014. However, the decrease in commercial vehicle revenue had less impact on finance and insurance and service income. Finance income, which is amortized monthly from existing and prior periods’ leases, has high margins and also includes income from the new CeraVest business which launched at the end of 2014. Insurance and service revenue includes transaction fees from the new CeraPay business. Effectively, the total revenue is then comprised of a greater proportion of high margin monthly-amortized finance income and service income, in turn raising gross margins when compared to the third quarter of 2014.

CeraVest has a net loan portfolio of $227.1 million and note financing payables funding of $133.9 million as of September 30, 2015. CeraPay was used to make payment transactions totaling over $460 million during the three months ended September 30, 2015 and had over 28,000 active users during the month of September 2015. Both CeraVest and CeraPay were initially launched in November 2014.

Details of the vehicles leased are as follows:

Number of Vehicles Leased
Balance at January 1, 2014	14,995
New leases recorded in the year ended December 31, 2014	15,615
Vehicles repossessed or loss to accident in 2014	(488)
Vehicles transferred to customers at the end of lease term in 2014	(6,303)
Balance at December 31, 2014	23,819
New leases recorded in the nine months ended September 30, 2015	2,567
Vehicles repossessed or loss due to accident in the first nine months of 2015	(481)
Vehicles returned to lessee upon settling the outstanding installment	50
Vehicles transferred to customers at the end of lease term in first nine months of 2015	(10,938)
Balance at September 30, 2015	15,017

Revenues

The table below sets forth certain line items from the Company’s Statement of Operations as a percentage of revenues (in thousands):

(in thousands)	Three months ended September 30, 2015		Three months ended September 30, 2014
	Amount	% of Revenue	Amount	% of Revenue	Y-O-Y % CHANGE

Commercial vehicles	$7,560	25.0%	$159,795	88.9%	(95.3)%
Finance	9,189	30.4%	14,572	8.1%	(36.9)%
Insurance and service	11,013	36.4%	3,730	2.1%	195.3%
Property lease and management	2,486	8.2%	1,575	0.9%	57.8%
Total revenues	$30,248	100.0%	$179,672	100.0%	(83.2)%

Revenues for the third quarter of 2015 were $30.2 million, a decrease of 83.2% from $179,672 million in the comparable prior year period.

Commercial vehicles revenue decreased by 95.3%, which was primarily due to a decrease in the volume of new vehicles leased during the period. Fincera is in the process of winding down its commercial vehicle leasing business. Fincera’s commercial vehicle sales, servicing, leasing and support business recorded 160 new leases in the three months ended September 30, 2015, compared to 3,409 new leases in the three months ended September 30, 2014. The decrease in commercial vehicles revenue was slightly offset by an increase in average price per vehicle, from $46,900 to $47,300 per vehicle, for the third quarter of 2015 compared with the same period in 2014. The increase in average price per vehicle is a result of a different sales mix of commercial vehicles. The Company repossessed 112 vehicles whose lessees had defaulted on installment payments, sold 123 of these vehicles and other vehicles repossessed in prior periods, and realized losses relating to 1 vehicle during the three months ended September 30, 2015. In comparison, there were 91 vehicles repossessed, 110 vehicles sold and losses relating to 7 vehicles recognized in the three months ended September 30, 2014.

We recognize revenue from membership fees during the term of our customer’s lease as lease revenue. We also charge service and support fees on a monthly basis when the services are rendered. Once the lease term ends, a customer can elect to continue to participate in our service and support network, in which case we charge service and support fees on a monthly basis when the services are rendered. As of September 30, 2015 there were owners of 766 vehicles that continue to pay for services after the termination of the direct financing and sales-type lease, representing a retention rate of approximately 1.5%.

Finance revenue decreased 36.9% as a result of the decrease in the total outstanding number of commercial vehicle sales, servicing, leasing and support contracts in effect during the three months ended September 30, 2015 compared to the third quarter of 2014. This was partially offset by an increase in finance revenue from CeraVest, since this business did not exist in the prior year period. Insurance and service revenue increased 195.3% compared to the comparable prior year period, primarily as a result of an increase in CeraPay revenues, which was partially offset by a decrease in insurance commissions due to a decrease in the number of trucks leased directly from our own stores during the period, since we do not sell the insurance for trucks leased through peer stores. For the three months ended September 30, 2015, the Company leased 120 trucks through peer stores. The peer stores business did not exist in the prior year period.

Property lease and management revenue from the Company’s office leasing business totaled $2.5 million, a 57.8% increase from $1.6 million compared to the comparable prior year period. The office leasing business commenced in April 2013. The increase in property lease and management revenue is due to a higher occupancy rate in the Company’s commercial real estate property.

Cost of Sales

The table below sets forth certain line items from the Company’s Statement of Operations as a percentage of cost of sales (in thousands):

	Three months ended September 30, 2015		Three months ended September 30, 2014
	Amount	% of Cost of sales	Amount	% of Cost of sales	Y-O-Y % CHANGE

Commercial vehicles	$—	0.0%	$14,010	8.8%	(100.0)%
Commercial vehicles, related parties	6,617	81.1%	143,189	90.5%	(95.4)%
Insurance and service	869	10.7%	433	0.3%	100.7%
Property lease and management	673	8.2%	674	0.4%	(0.1)%
Total cost of sales	$8,159	100.0%	$158,306	100.0%	(94.8)%

Cost of sales – Commercial vehicles and Cost of Sales – Commercial vehicles, related parties consist of the purchase price of the leased vehicles plus the direct labor costs of our operations. The total costs of sales in the three months ended September 30, 2015 was $8.2 million, as compared to $158.3 million in the same period of the prior year, a decrease of 94.8%, predominantly due to our winding down our commercial vehicle sales, servicing, leasing and support business. This decrease was also contributed by a decrease in the average cost per vehicle in the third quarter of 2015, which was $41,400 per vehicle, as compared to $46,100 per vehicle in the comparable prior year period. The decrease in cost per vehicle was due to an increase in the number of trucks leased through peer stores, which typically have a lower cost because the trailer is usually not included in the truck lease. There was no Cost of Sales – Commercial vehicles in the third quarter of 2015, a decrease of 100.0% as compared to the third quarter of 2014. Cost of Sales – Commercial vehicles, related parties totaled $6.6 million in the third quarter of 2015, as compared to $143.2 million in the comparable prior year period, a decrease of 95.4%. The overall decrease in Cost of Sales for Commercial vehicles was driven by the decreased volume of new vehicles leased during the period, which was predominantly due to the winding down of the commercial vehicle sales, leasing and support business in favor of the newly launched internet-based businesses CeraPay and CeraVest and to the development of other internet-based businesses.

Cost of insurance and service in the three months ended September 30, 2015 totaled $869,000, as compared to $433,000 in the comparable prior year period, an increase of 100.7%, due to an increase in costs attributable to the new CeraPay business.

Cost of sales related to Property lease and management totaled $673,000 during the three months ended September 30, 2015, as compared to $674,000 in the comparable prior year period, a decrease of 0.1%, due to a portion of the depreciation expense of the office building being classified from general and administrative expenses, in order to reflect the portion of the building that the Company occupies, while the depreciation of RMB against USD had offset the increased impact of the reclassification in the three months ended September 30, 2015.

Gross Profit

The Company’s gross profit was $22.1 million in the three months ended September 30, 2015, representing a gross margin of 73.0%, an increase from the gross margin of 11.9% for the same period in 2014, which is primarily due to the increased contribution from the Internet-based businesses CeraVest and CeraPay. In addition, gross margin increased due to the higher number of leases outstanding and the low number of new leases initiated during the period, which results in the monthly amortized finance income, which has a higher gross margin than lease formations, contributing a greater percentage of revenue. Increased property lease and management revenue also contributed to the increase in gross margin.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for the three months ended September 30, 2015 and 2014 were $18.3 million and $13.8 million, respectively. This represented an increase of $4.5 million, or 32.6%, in the third quarter of 2015, compared with the same period of 2014. The increase was primarily due to increased sales commissions related to CeraVest.

From December 31, 2014 to September 30, 2015, we increased the provision for doubtful accounts from $29.1 million to $38.8 million. The increase was based on our management’s ongoing analysis of credit losses for the account receivables and net investments in direct financing and sales-type leases from our lessee customers. The Company evaluates the collectability of its accounts receivable based on a combination of factors, including customer credit-worthiness, residual value of the commercial vehicles under lease and historical collection experience. Management reviews the receivable and adjusts the allowance based on historical experience, financial condition of the customer and other relevant current economic factors. For example, risk factors including the general economic slow-down and increasing delinquency trend in monthly payments by customers led management to increase its estimate. The increase of provision for doubtful accounts during the period was recorded in general and administrative expenses, and accordingly affects the earnings for the period.

Interest Expense

Interest expense totaled $8.3 million for the three months ended September 30, 2015, of which $2.6 million of interest expense was incurred for affiliates, Hebei Kaiyuan Real Estate Development Co., Ltd. (“Hebei Kaiyuan”), Hebei Ruijie Hotel Management Company, Alliance Rich, Hebei Ruituo Auto Trading Co., Ltd. (“Ruituo”), Beiguo Auto and Xinji Beiguo Mall. It included interest of $99,000, $110,000 and $84,000 incurred for amounts due to Hebei Kaiyuan, Hebei Ruijie Hotel Management Company and Alliance Rich, respectively. It also included interest of $1.4 million incurred from Ruituo, $4,000 from Beiguo Auto and $903,000 from Xinji Beiguo Mall for our purchase of commercial vehicles for leasing during the three months ended September 30, 2015. Interest expense totaled $6.5 million for the three months ended September 30, 2014, of which $3.5 million of interest expense was incurred for affiliates, Hebei Kaiyuan Real Estate Development Co., Ltd. (“Hebei Kaiyuan”), Alliance Rich, Hebei Ruituo Auto Trading Co., Ltd. (“Ruituo”), Beiguo Auto and Xinji Beiguo Mall.

Other interest expenses increased to $5.7 million from $3.0 million, which resulted from an increased average borrowing balance during the period.

Interest Income

Interest income increased from $55,000 to $256,000 due to a higher average cash balance compared to the prior year.

Income Tax Expense (Benefit)

In the three months ended September 30, 2015, the Company recorded an income tax benefit of $0.6 million, as compared to an income tax expense of $1.5 million in the same period in 2014. This decrease was due to the decreased pre-tax income generated by the Company’s Chinese subsidiaries.

Net Income (Loss)

Net loss for the three months ended September 30, 2015 was $0.7 million, as compared to net income of $3.0 million in three months ended September 30, 2014. The decrease in net income during the period is primarily due to the Company’s winding down its commercial vehicle and insurance and service business in favor of the Company’s new Internet-based businesses.

Nine months ended September 30, 2015 as compared to Nine months ended September 30, 2014

Revenues

The table below sets forth certain line items from the Company’s Statement of Income as a percentage of revenues:

(in thousands)	Nine months ended September 30, 2015		Nine months ended September 30, 2014
	Amount	% of Revenue	Amount	% of Revenue	Y-O-Y % CHANGE

Commercial vehicles	$115,076	64.7%	$533,430	90.2%	(78.4)%
Finance	31,916	17.9%	41,234	7.0%	(22.6)%
Insurance	24,005	13.5%	13,669	2.3%	75.6%
Property lease and management	6,977	3.9%	2,977	0.5%	134.4%
Total revenues	$177,974	100.0%	$591,310	100.0%	(69.9)%

Revenues for the first nine months of 2015 were $178.0 million, a decrease of 69.9% from $591.3 million in the comparable prior year period.

Commercial vehicles revenue decreased by 78.4%, which was primarily due to a decrease in the volume of new vehicles leased during the period. Fincera’s commercial vehicle sales, servicing, leasing and support business recorded 2,567 new leases in the nine months ended September 30, 2015, compared to 10,828 new leases in the nine months ended September 30, 2014. The decrease in commercial vehicles revenue was also contributed to by a decrease in average price per vehicle, from $49,300 to $44,800 per vehicle, for the first nine months of 2015 compared with the same period in 2014. The Company repossessed 405 vehicles whose lessees had defaulted on installment payments, sold 331 of these vehicles and other vehicles repossessed in prior periods, and realized losses on 26 vehicles during the nine months ended September 30, 2015. In comparison, there were 297 vehicles repossessed, 375 vehicles sold and realized losses on 20 missing vehicles in the nine months ended September 30, 2014. The decrease in commercial vehicle sales, servicing and leasing revenue was due to the Company placing emphasis on ramping up its new Internet-based businesses and ceasing to initiate new leases.

We recognize revenue from membership fees during the term of our customer’s lease as lease revenue. We also charge service and support fees on a monthly basis when the services are rendered. Once the lease term ends, a customer can elect to continue to participate in our service and support network, and we will also charge service and support fees on a monthly basis when the services are rendered.

Finance revenue decreased 22.6% as a result of the decrease in the total outstanding number of commercial vehicle sales, servicing, leasing and support contracts in effect during the nine months ended September 30, 2015 compared to the same period of 2014. Insurance and service revenue increased 75.6% compared to the comparable prior year period, primarily as a result of an increase in CeraPay revenues, which was partially offset by a decrease in insurance commissions due to the decrease in the number of trucks leased.

Cost of Sales

The table below sets forth certain line items from the Company’s Statement of Income as a percentage of cost of sales:

(in thousands)	Nine months ended September 30, 2015		Nine months ended September 30, 2014
	Amount	% of Cost of sales	Amount	% of Cost of sales	Y-O-Y % CHANGE

Commercial vehicles	$4,038	3.5%	$32,096	6.1%	(87.4)%
Commercial vehicles, related parties	108,096	93.9%	489,825	93.2%	(77.9)%
Insurance and service	1,166	1.0%	1,702	0.3%	(31.5)%
Property lease and management	1,799	1.6%	1,919	0.4%	(6.3)%
Total cost of sales	$115,099	100.0	$525,542	100.0%	(78.1)%

Cost of sales – Commercial vehicles and Cost of Sales – Commercial vehicles, related parties consist of the purchase price of the leased vehicles plus the direct labor costs of the operations. The total costs of sales in the nine months ended September 30, 2015 was $115.1 million, as compared to $525.5 million in the same period of the prior year, a decrease of 78.1% due to our winding down our commercial vehicle sales, servicing, leasing and support business. This decrease was also contributed by a decrease in the average cost per vehicle in the first nine months of 2015, which was $44,800 per vehicle, as compared to $48,200 per vehicle in the comparable prior year period. The decrease in cost per vehicle was due to an increase in the number of trucks leased through peer stores, which typically have a lower cost because the trailer is usually not included in the truck lease. Cost of Sales – Commercial vehicles totaled $4.0 million in the first nine months of 2015, as compared to $32.1 million in the first nine months of 2014, a decrease of 87.4%. Cost of Sales – Commercial vehicles, related parties totaled $108.1 million in the first nine months of 2015, as compared to $489.8 million in the comparable prior year period, a decrease of 77.9%. The overall decrease in Cost of Sales for Commercial vehicles was driven by the winding down of our commercial vehicle sales, servicing, leasing and support business.

Cost of insurance and service in the nine months ended September 30, 2015 totaled $1.2 million, as compared to $1.7 million in the comparable prior year period, a decrease of 31.5%, due to a decrease in employee insurance sales commissions from reduced sales of commercial vehicle insurance to outside parties.

Cost of sales related to Property lease and management totaled $1.8 million during the nine months ended September 30, 2015, as compared to $1.9 million in the comparable prior year period, a decrease of 6.3%, due to a portion of the depreciation expense of the office building being classified from general and administrative expenses, in order to reflect the portion the Company occupies, while the depreciation of RMB against USD had offset the increased impact of the reclassification in the nine months ended September 30, 2015.

Gross Profit

The Company’s gross profit was $62.9 million in the nine months ended September 30, 2015, representing a gross margin of 35.3%, an increase from the gross margin of 11.1% for the same period in 2014, which results from the monthly amortized finance income, which has a higher gross margin than lease formations, contributing a greater percentage of revenue. In addition, income from CeraVest and CeraPay and increased property lease and management revenue also contributed to the increase in gross margin.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for the nine months ended September 30, 2015 was $48.2 million, an increase of $4.4 million from the same period in 2014. The increase was primarily due to increased sales commissions related to CeraVest.

Litigation expense

There was no litigation expense during the nine months ended September 30, 2015. Litigation expense totaled $4.35 million for the nine months ended September 30, 2014. This represented the amount the Company agreed to pay to settle a lawsuit with the SEC.

Interest Expense

Interest expense totaled $19.2 million for the nine months ended September 30, 2015, of which $5.5 million of interest expense was incurred for affiliates, Hebei Kaiyuan Real Estate Development Co., Ltd. (“Hebei Kaiyuan”), Hebei Ruijie Hotel Management Company, Alliance Rich, Hebei Ruituo Auto Trading Co., Ltd. (“Ruituo”), Beiguo Auto and Xinji Beiguo Mall. It included interest of $298,000, $691,000 and $126,000 incurred for amounts due to Hebei Kaiyuan, Hebei Ruijie Hotel Management Company and Alliance Rich, respectively. It also included interest of $2.4 million incurred from Ruituo, $80,000 from Beiguo Auto and $1,888,000 from Xinji Beiguo Mall for our purchase of commercial vehicles for leasing during the nine months ended September 30, 2015. Interest expense totaled $17.0 million for the nine months ended September 30, 2014, of which $8.2 million of interest expense was incurred for affiliates, Hebei Kaiyuan Real Estate Development Co., Ltd., Alliance Rich, Hebei Ruituo Auto Trading Co., Ltd., Beiguo Auto and Xinji Beiguo Mall.

Other interest expenses increased to $13.7 million from $8.8 million, which resulted from an increased average borrowing balance during the period.

Interest Income

Interest income increased to $298,000 from $127,000 due to increased average cash balances compared to the prior year.

Income Tax Expense

In the nine months ended September 30, 2015, the Company recorded income tax expense of $2.0 million, as compared to an income tax expense of $4.3 million in the same period in 2014. This decrease was due to the decreased pre-tax income generated by the Company’s Chinese subsidiaries.

Net Income

Net income in the nine months ended September 30, 2015 was $5.0 million, as compared to $4.8 million in nine months ended September 30, 2014, representing an increase of 4.7% from the same period in 2014. The increase in net income primarily resulted from the litigation expense incurred to settle the SEC lawsuit during 2014. Without the litigation expense, there would have been a decrease in earnings during the nine months ended September 30, 2015.

LIQUIDITY AND CAPITAL RESOURCES

Financing arrangements

The Company’s capital expenditures have been financed primarily through short-term borrowings from financial institutions and affiliates. The interest rates of short-term borrowings during the periods ranged from 4.85% to 9.00% per annum.

As of September 30, 2015, the Company had incurred accounts payable of $0.1 million to Beiguo Auto and $22.0 million to Xinji Beiguo Mall, companies in which Mr. Yong Hui Li, our Chairman and Chief Executive Officer, is the indirect beneficial owner of approximately 20.92% of the outstanding equity securities. The payable balances are unsecured, bear interest at approximately 9.00% per annum and are due in 180 days.

As of September 30, 2015, the Company’s outstanding borrowings from affiliates amounted to $4.0 million, $5.8 million, $144,000, $9.7 million and $9,000 from Alliance Rich, Hebei Kaiyuan, Mr. Li, Hebei Ruijie Hotel Management Company and Smart Success Investment Limited (“Smart Success”), respectively. Alliance Rich, Hebei Kaiyuan, and Smart Success are indirectly controlled by Mr. Li. Each of these loans was entered into to satisfy the Company’s short-term capital needs. The amount due to Alliance Rich includes a portion of the consideration for the acquisition of Heat Planet ($4.0 million as of September 30, 2015). The amount due for the acquisition of Heat Planet accrues interest at the one-year rate announced by the People’s Bank of China (4.60% as of September 30, 2015). The amount due to Hebei Kaiyuan was originally non-interest bearing, unsecured and due on demand. In September 2011, Hebei Kaiyuan began charging interest at 8.00% per annum on amounts owed to it. Hebei Ruijie Hotel Management Company charges interest at 5.60% per annum on amounts owed to it. The amounts due to Mr. Li and Smart Success Investment Limited are non-interest bearing, unsecured and are due on demand by the lenders.

As of September 30, 2015, the Company had short-term borrowings of $193.9 million, represented by loans from various Chinese banks and securitized bond offerings, which have terms within one year. The Company also had note financing payables of $133.9 million, which represent proceeds from CeraVest investors.

After taking into consideration our financing arrangements with our affiliates and our existing cash resources, we believe we have adequate sources of liquidity to meet our short-term obligations and working capital requirements for at least the next 12 months. The Company expects to use cash to expand the newly launched CeraPay and CeraVest businesses and may elect to obtain addition funding to expand and grow its operations, which may include borrowings from financial institutions and/or the sale of equity.

Working Capital

As of September 30, 2015 and December 31, 2014, the Company had working capital of $172.0 million and $141.5 million, respectively.

During the three months ended September 30, 2015, the Company increased its short-term borrowings, borrowing net funds amounting to $95.8 million. The Company increased its note financing payables by $54.5 million. The Company had a net increase of accounts payable, related party amounting to $95.1 million and a net increase of amounts due to affiliates of $9.5 million during the third quarter of 2015. The net impact generated cash from operations during the three months ended September 30, 2015 of $254.9 million.

Financial Condition

The following table sets forth the major balance sheet accounts of the Company at September 30, 2015 and December 31, 2014 (in thousands):

	As of
	September 30,	December 31,
	2015	2014
	(unaudited)
Assets:
Cash and cash equivalents	$156,000	$26,027
Restricted cash	160	988
Accounts receivable	52,584	28,915
Other financing receivables, net	161,031	29,401
Other financing receivables, net, related parties	—	782
Loans receivable, net	227,096	19,105
Short-term net investment in sales-type leases	16,561	56,975
Long-term net investment in direct financing and sales-type leases	120,207	345,153
Property, equipment and improvements, net	74,990	80,152
Liabilities:
Accounts payable, related parties	$140,464	$108,211
Short-term borrowings	94,320	155,342
Note financing payables	131,111	—
Note financing payables, related parties	2,801	—
Short-term bonds payable	99,580	—
Long-term payables	3,859	9,102
Due to affiliates	19,758	25,644

Accounts receivable represents the following: i) the amount the Company expects to collect from the value added services, such as the tires, fuel and insurance financing services with the term of one to three months; ii) commissions the Company expects to collect from insurance institutions for referring its customers to buy auto insurance; iii) the reclassified past due monthly installments from long-term net investment in direct financing and sales-type leases, and short-term net investment in sales-type leases; iv) the overdue receivable from CeraPay, which are reclassified from other financing receivables; and v) the overdue receivable from CeraVest, which are reclassified from loans receivable. The increase of accounts receivable to $52.6 million as of September 30, 2015, an increase of $23.7 million (81.9%) as compared with December 31, 2014, was mainly related to the increase of net investment in the portion of direct financing and sales-type lease that is overdue and delinquent and the increase of past due CeraPay receivables.

Restricted cash was pledged as a condition for our insurance agency business and also to secure financing under the financing arrangement with China CITIC Bank, whereby CITIC Bank provides up to 50% of the financing to Ganglian Finance Leasing’s lessees of commercial vehicles. At September 30, 2015 and December 31, 2014, restricted cash was $160,000 and $988,000, respectively. The decrease in restricted cash is primarily due to the phase-out of the financing arrangement with CITIC Bank, which commenced in March 2013.

Other financing receivables, net began in April 2014 as a result of the inception of the peer stores business under which the Company provides financing services to third-party owned stores that lease commercial vehicles. As the revenue increased during the period, the balance of other financing receivables, net increased accordingly

Loans receivable began in November 2014 as a result of the inception of the CeraVest business under which the Company provides small business loans.

Net investment in direct financing and sales-type leases began in March 2008 as a result of the inception of the commercial vehicles sales, servicing, leasing, and support business under which the Company entered into monthly installment arrangements with customers for a 26-month period. The balance of net investment in leases decreased as sales of other financing products, such as financing to peer stores, were emphasized.

Property, equipment and improvements decreased to $75.0 million as of September 30, 2015, a decrease of $5.2 million, or 6.4%, as compared with December 31, 2014. The decrease mainly relates to depreciation on property and equipment.

Accounts payable, related parties related to the financing arrangement for the Company’s purchase of commercial vehicles for leasing as part of the commercial vehicle sales, servicing, leasing and support business. Accounts payable, related parties increased from $108.2 million to $140.5 million as of September 30, 2015, an increase of $32.3 million, or 29.8%, as compared with December 31, 2014. Such amounts were primarily related to the payables to our affiliates: Ruituo, Beiguo Auto and Xinji Beiguo Mall, to purchase commercial vehicles that were subsequently leased.

Short-term borrowings represent loans from various banks in the PRC. Note financing payables represent proceeds from CeraVest investors. Short-term borrowings and note financing payables were used for working capital and capital expenditure purposes. These borrowings increased to $228.2 million as of September 30, 2015, from $155.3 million as of December 31, 2014, because the Company decreased bank borrowings but received proceeds from CeraVest investors, increasing the total by $72.9 million during the third quarter of 2015. The terms of the remaining outstanding bank borrowings range from 6 months to 12 months and began to expire in November 2015.

Long-term payables represent security deposits from customers and amounts due under the financing arrangement with CITIC Bank, where the Company’s customers obtain financing from CITIC while the Company provides a guarantee. The Company enters into a lease contract directly with the customer and also enters into a contractual obligation to repay the financing on behalf of the customer. The CITIC financing has a 24-month term and as a result the Company recognizes a long-term liability for amounts borrowed under the CITIC financing arrangement. Long-term payables decreased from $10.0 million as of December 31, 2014 to $3.9 million as of September 30, 2015. The security deposit program and the financing arrangement began in March 2013. At the present time, the Company does not anticipate further utilizing the financing arrangement in the future.

Short-term bonds payable represent securitized bonds sold to qualified investors in September 2015 pursuant to China Securities Regulatory Commission (CSRC) 2014 announcement No. 49 regarding asset securitizations. Short-term bonds payable increased to $99.6 million as of September 30, 2015. There was no short-term bonds payable as of December 31, 2014.

The Company’s borrowings fluctuate primarily based upon a number of factors, including (i) revenues, (ii) changes in accounts and lease receivables, (iii) capital expenditures, and (iv) deposits adjusted for changes in inventories. Historically, income from operations, as well as borrowings on the revolving credit facilities, has funded accounts and lease receivables growth, inventory growth and capital expenditures.

We believe that our available cash and cash equivalents and cash provided by operating activities, together with cash available from borrowings, will be adequate to meet presently anticipated cash needs for at least the next twelve months.

The following table sets forth certain historical information with respect to the Company’s statements of cash flows (in thousands):

	Nine months ended September 30,
	2015	2014
Net cash (used in) operating activities	$(75,433)	$(57,947)
Net cash (used in) investing activities	(1,814)	(6,645)
Net cash provided by financing activities	212,549	54,553
Effect of exchange rate change	(5,329)	(638)

Net increase (decrease) in cash and cash equivalents	$129,973	$(10,677)

Operating Activities. The Company used $75.4 million of cash flow from its operating activities for the nine months ended September 30, 2015, as compared to cash usage of $57.9 million for the nine months ended September 30, 2014, representing an increase of $17.5 million in cash used. This increase in the cash used from operating activities was attributable primarily to an increase in CeraVest loans made.

In the nine months ended September 30, 2015, the Company used $75.4 million of cash from operating activities. During this period, the Company had net income of $5.0 million. In addition, the Company decreased the aggregate amount of its long-term net investment in direct financing and sales-type leases and short-term net investment in sales-type leases by $258.9 million. There was also an increase in other financing receivables, net of $136.7 million, an increase in loans receivable of $217.3 million, an increase in accounts receivable of $37.8 million, an increase in other payables and accrued expenses of $21.6 million and an increase in accounts payable of $20.0 million. The remaining balance of $10.9 million arose from changes in restricted cash, inventories, deposits for inventories, prepaid expenses and other current assets, customer deposits, income tax payable, depreciation and amortization and other items.

In the nine months ended September 30, 2014, the Company used $57.9 million from operating activities. During this period, the Company had net income of $4.8 million. In addition, the Company increased the aggregate amount of its long-term net investment in direct financing and sales-type leases and short-term net investment in sales-type leases by $47.9 million. There was also an increase in accounts receivable of $9.4 million, an increase in other financing receivable of $21.5 million and a slight increase in accounts payable of $0.8 million. The remaining balance of $16.9 million arose from changes in restricted cash, inventories, prepaid expenses and other current assets, customer deposits, income tax payable, depreciation and amortization and other items.

Investing Activities. Net cash used in investing activities was $1.8 million in the nine months ended September 30, 2015, as compared to $6.6 million for the nine months ended September 30, 2014. The cash was used for the purchase of property, equipment and improvements in both periods.

Financing Activities. Net cash provided by financing activities was $212.5 million in the nine months ended September 30, 2015, as compared to $54.6 million for the nine months ended September 30, 2014. During the nine months ended September 30, 2015, the Company increased net borrowings by $180.3 million from banks and CeraVest investors, repaid a net amount of $5.1 million to its affiliates and repaid net proceeds of $37.4 million from its affiliates Ruituo, Beiguo Auto and Xinji Beiguo as part of a financing arrangement to purchase commercial vehicles for leasing. During the nine months ended September 30, 2014, the Company increased net borrowings by $3.1 million from banks, obtained proceeds of $51.5 million from its affiliates, including from Kaiyuan Real Estate as a loan and obtained net proceeds of $75.8 million from its affiliates Ruituo, Beiguo Auto and Xinji Beiguo, as part of a financing arrangement to purchase commercial vehicles for leasing.

Historically, most or all of available cash is used to fund the investment in direct financing and sales-type leases, other financing receivables, loans receivable and for capital expenditures. To the extent the investment in direct financing and sales-type leases, growth in other financing receivables, loan receivable and capital expenditures exceed income from operations, the Company generally increases the borrowings under its financing facilities and from affiliates.

The Company currently leases all of the properties where commercial vehicle sales, servicing, leasing and support centers are located. It expects to continue to lease the majority of the properties where new stores or centers are located.

As of September 30, 2015, Fincera’s debts primarily consisted of (i) Short-term borrowings; (ii) Long-term borrowings, (iii) note financing payables, (iv) short-term bonds payable, (v) Accounts payable, related parties; and (vi) Due to affiliates.

Short-term borrowings. Short-term borrowings represented loans from various financial institutions that were used for working capital and capital expenditures purposes. The loans from various financial institutions bear interest at rates ranging from 4.85% to 6.9% as of September 30, 2015 and have terms of up to one year.

Short-term bonds payable. Long-term bonds payable represent securitized bonds sold to qualified investors pursuant to China Securities Regulatory Commission (CSRC) 2014 announcement No. 49 regarding asset securitizations. Pursuant to this announcement, in September 2015 the Company securitized approximately $101.8 million of sales-type leases, which were sold to qualified investors. The bonds bear interest at rates from 6.8 to 7.9% per annum, have a maturity of approximately 2.5 years and bear credit ratings of AA to AAA. The bonds are tradable on the Shanghai Stock Exchange Integrated Electronic Platform for Fixed-income Securities.

Long-term borrowings. Long-term borrowings represents a loan from a PRC bank that was used for working capital and capital expenditures purposes. The loan bears interest at 6.77% and matures in August 2016.

Note financing payables. Note financing payables represent amounts received from investors through the CeraVest platform. The amounts are generally comprised of 1) the interest-bearing notes that have a six-month term and bear interest at approximately 8.6% per annum with the principal and interest paid to the investors on the maturity date. Those notes are repaid on demand; and 2) CeraVest Flex interest-bearing notes that have no maturity period nor required holding period, with an interest rate of approximately 8.03% per annum.

Accounts payable, related parties. Accounts payable from related parties was primarily related to the payables for purchase of commercial vehicles for leasing due to affiliates Ruituo, a company which is controlled by Mr. Li, Beiguo Auto and Xinji Beiguo Mall. The payable balance for Ruituo is unsecured, bears interest at 8.00% per annum and is due on demand by Ruituo. The Company pays a financing charge of approximately 9% per annum to Beiguo Auto and Xinji Beiguo Mall for the funds obtained pursuant to those financing arrangements, which are personally guaranteed by Mr. Li. The Company expects to continue to rely on the financing from Ruituo, Beiguo Auto and Xinji Beiguo Mall in the foreseeable future.

Due to Affiliates. Due to affiliates represented the short-term loans borrowed from the Company’s affiliates to satisfy the Company’s short-term capital needs. The amount due to Alliance Rich represents a portion of the consideration to be paid in connection with the acquisition of Heat Planet ($4.0 million as of September 30, 2015). Interest began accruing on the outstanding amount on October 6, 2013 at the one-year rate announced by the People’s Bank of China (4.60% as of September 30, 2015).

The amount due to Hebei Kaiyuan was initially non-interest bearing, unsecured and due on demand by the lender. Hebei Ruijie Hotel Management Company charges interest at 5.60% per annum on amounts owed to it. In September 2011, Hebei Kaiyuan began charging interest at 8.00% per annum to the Company. The amounts due to Mr. Li and Smart Success Investment Limited are non-interest bearing, unsecured and due on demand by the lenders. The Company expects to continue relying on the financing from affiliates and believes the affiliates have sufficient capital to continue provide such financing to us in the foreseeable future.

The Company’s borrowings fluctuate based upon a number of factors, including (i) revenues, (ii) change of long-term net investment in direct financing and sales-type leases and short-term net investment in sales-type leases (iii) change in other financing receivables, and (iv) capital expenditures. Historically, income from operations, as well as borrowings on the revolving credit facilities, have driven accounts and notes receivable growth and capital expenditures.

Cash and cash equivalents as of September 30, 2015 are mainly held by the Company’s subsidiaries and VIEs. These cash balances cannot be transferred to the Company by loan or advance according to existing PRC laws and regulations. However, these cash balances can be utilized by the Company for its normal operations pursuant to the Enterprise Agreements entered into with Hebei Kaiyuan and Hebei Chuanglian Finance Leasing.

Regulations on Dividend Distribution

The principal laws and regulations in China governing distribution of dividends by foreign-invested companies include:

•	The Sino-foreign Equity Joint Venture Law (1979), as amended;

•	The Regulations for the Implementation of the Sino-foreign Equity Joint Venture Law (1983), as amended;

•	The Sino-foreign Cooperative Enterprise Law (1988), as amended;

•	The Detailed Rules for the Implementation of the Sino-foreign Cooperative Enterprise Law (1995), as amended;

•	The Foreign Investment Enterprise Law (1986), as amended; and

•	The Regulations of Implementation of the Foreign Investment Enterprise Law (1990), as amended.

Under these regulations, foreign-invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, wholly foreign-owned enterprises in China are required to set aside at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds unless such reserve funds have reached 50% of their respective registered capital. These reserves are not distributable as cash dividends. Each of our PRC subsidiaries is continuing to make contributions to their respective reserve funds as none of them have reached the 50% threshold. We record these as contributions to equity.

Off-Balance Sheet Arrangements

In March 2013, Ganglian Finance Leasing entered into a financing arrangement with China CITIC Bank, Shijiazhuang, Hebei Province Branch (“CITIC Bank”), whereby CITIC Bank agreed to provide up to 50% of the financing to Ganglian Finance Leasing’s lessees of commercial vehicles. Ganglian Finance Leasing agreed to provide a full guarantee to CITIC Bank for such financing and will provide a pledge of the ownership of the commercial vehicle to CITIC Bank to secure its guarantees. As of September 30, 2015, there was no loan balance guaranteed by the Company as the agreement has concluded.

Recently Issued Accounting Pronouncements

In November 2015, the FASB issued Accounting Standard Update (“ASU”) No. 2015-17, Income Taxes (Topic 740). To simplify the presentation of deferred income taxes, the amendments require that deferred tax liabilities and assets be classified as noncurrent in a classified statement of financial position. The amendments in this Update apply to all entities that present a classified statement of financial position. The current requirement that deferred tax liabilities and assets of a tax-paying component of an entity be offset and presented as a single amount is not affected by the amendments in this Update. For public business entities, the amendments in this Update are effective for financial statements issued for annual periods beginning after December 15, 2016, and interim periods within those annual periods. Earlier application is permitted. Management expects to adopt this ASU in the periods in the fiscal year 2017.

Management does not believe that any recently issued, but not yet effective, accounting standards or pronouncements, if currently adopted, would have a material effect on the Company’s consolidated financial statements.

Critical Accounting Policies and Estimates

The discussion and analysis of the Company’s financial condition and results of operations is based upon its consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, the Company evaluates its estimates, including those related to accounts receivable and the related provision for doubtful accounts, tangible and intangible long-lived assets, the assessment of the valuation allowance on deferred tax assets, the purchase price allocation on acquisitions, and contingencies and litigation, among others. The Company bases its estimates on historical experience and on various other assumptions that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

For a detailed discussion of the application of these and other accounting policies, refer to “Note 2 – Basis of presentation and summary of significant accounting policies” of the consolidated financial statements included in our Annual Report on Form 20-F for the year ended December 31, 2014 filed with SEC on April 30, 2015.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

Fincera’s exposure to interest rate risk primarily relates to its outstanding debts and interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. Fincera has not used derivative financial instruments in its investment portfolio. Interest-earning instruments carry a degree of interest rate risk. As of September 30, 2015, Fincera’s total outstanding interest-bearing loans amounted to $506.0 million with interest rates ranging from 4.60% to 9.00% per annum. Changes in the interest rates could impact the amount of interest that we are required to pay.

Credit Risk

Fincera is exposed to credit risk from its cash and cash equivalents, accounts receivable, long-term net investment in direct financing and sales-type leases, short-term net investment in sales-type leases, loans receivable, net and other finance receivables. The credit risk on cash and cash equivalents is limited because the counterparties are recognized financial institutions. Accounts receivable, long-term net investment in direct financing and sales-type leases, short-term net investment in sales-type leases and other finance receivables are subjected to credit evaluations and evaluation analysis on the residual value of the relevant leased commercial vehicles. An allowance would be made, if necessary, for estimated irrecoverable amounts by reference to past default experience and other credit risks, if any, and by reference to the current economic environment.

Foreign Currency Risk

Substantially all of Fincera’s revenues and expenditures are denominated in Renminbi. As a result, fluctuations in the exchange rate between the U.S. dollars and Renminbi will affect Fincera’s financial results in U.S. dollars terms without giving effect to any underlying change in Fincera’s business or results of operations. The Renminbi’s exchange rate with the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions. The exchange rate for conversion of Renminbi into foreign currencies is heavily influenced by intervention in the foreign exchange market by the People’s Bank of China. On July 21, 2005, the PRC government began allowing modest appreciation of the Renminbi versus the U.S. dollar. However, the Renminbi is restricted to a rise or fall of no more than 0.5% per day versus the U.S. dollar, and the People’s Bank of China continues to intervene in the foreign exchange market to prevent significant short-term fluctuations in the Renminbi exchange rate. Nevertheless, under China’s current exchange rate regime, the Renminbi may appreciate or depreciate significantly in value against the U.S. dollar in the medium to long term. There remains significant international pressure on the PRC government to adopt a substantial liberalization of its currency policy, which could result in a further and more significant appreciation in the value of the Renminbi against the U.S. dollar.

Net loss for the three months ended September 30, 2015 of RMB4.2 million is reported as $675,000 based on the 2015 third quarter-to-date average RMB to U.S. dollar exchange rate of 6.2680.  Net income would increase $10,000 to $665,000 based on the September 30, 2015 exchange rate of 6.3613 RMB per U.S. dollar.

Net income for the nine months ended September 30, 2015 of RMB30.9 million is reported as $5.0 million based on the 2015 year-to-date average RMB to U.S. dollar exchange rate of 6.1689.  Net income would decrease $0.1 million to $4.9 million based on the September 30, 2015 exchange rate of 6.3613 RMB per U.S. dollar.

Very limited hedging transactions are available in China to reduce Fincera’s exposure to exchange rate fluctuations. To date, Fincera has not entered into any hedging transactions in an effort to reduce its exposure to foreign currency exchange risk. While Fincera may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedging transactions may be limited and it may not be able to successfully hedge its exposure at all. In addition, Fincera’s currency exchange losses may be magnified by PRC exchange control regulations that restrict its ability to convert Renminbi into foreign currency.

Seasonality

Our first quarter (January through March) is expected to be slower for CeraVest and CeraPay. This is due to the Chinese New Year holiday, which occurs in January or February depending on the year, and has an adverse effect on business activity in the transportation sector. We expect this trend to continue in future periods. If conditions arise that impair transportation sector business activity during the second to fourth quarters, the adverse effect on our revenues and operating profit for the year could be disproportionately large.

Impact of Inflation

Inflation has not historically been a significant factor impacting the Company’s results.

Exhibits

99.1	Press Release dated December 30, 2015

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fincera Inc.

By:	/s/ Yonghui Li
Name:	Yonghui Li
Title:	Chairman and Chief Executive Officer

Dated: December 30, 2015